FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2009

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: May 22, 2009	/s/ Donat Madilo Donat Madilo Chief Financial Officer

INDEX TO EXHIBITS

99.1	Banro Corporation's Notice of Annual and Special Meeting of Shareholders Dated May 13, 2009
99.2	Banro Corporation's Management Information Circular Dated May 13, 2009
99.3	Banro Corporation's Form of Proxy
99.4	Banro Corporation's Financial Statement and MD&A Request Form

EXHIBIT 99.1

BANRO CORPORATION

Suite 7070, 1 First Canadian Place

100 King Street West

Toronto, Ontario M5X 1E3

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT an annual and special meeting (the "Meeting") of shareholders of Banro Corporation (the "Corporation") will be held at the offices of Macleod Dixon LLP, Toronto-Dominion Centre, TD Waterhouse Tower, Suite 2300, 79 Wellington Street West, Toronto, Ontario on Friday, the 12th day of June, 2009 at the hour of 10:00 a.m. (Toronto time), for the following purposes:

(1)	To receive and consider the audited consolidated financial statements of the Corporation as at and for the financial year ended December 31, 2008, together with the auditors' report thereon;

(2)	To elect directors of the Corporation;

(3)

To appoint Deloitte & Touche LLP, Chartered Accountants, as the auditors of the Corporation, to hold office until the close of the next annual meeting of shareholders of the Corporation at such remuneration as may be approved by the directors of the Corporation;

(4)

To consider and, if thought advisable, to approve, confirm and ratify by means of an ordinary resolution, an amendment to the Corporation's Stock Option Plan, as such amendment is described in the management information circular of the Corporation (the "Circular") accompanying and forming part of this Notice; and

(5)	To transact such other business as properly may be brought before the Meeting or any adjournment or adjournments thereof.

The specific details of the matters to be put before the Meeting as identified above are set forth in the accompanying Circular. This Notice and the accompanying Circular have been sent to each director of the Corporation, each shareholder of the Corporation whose proxy has been solicited and the auditors of the Corporation.

Shareholders who are unable to attend the Meeting in person are requested to sign and return the enclosed form of proxy to the Corporation c/o Equity Transfer & Trust Company, Suite 400, 200 University Avenue, Toronto, Ontario, M5H 4H1.

DATED at Toronto, Ontario the 13th day of May, 2009.

BY ORDER OF THE BOARD

(signed)

Donat K. Madilo

Chief Financial Officer

NOTE:

The directors have fixed the hour of 4:00 p.m. (Toronto time) on the 11th day of June, 2009 before which time the instrument of proxy to be used at the Meeting must be deposited with the Corporation c/o Equity Transfer & Trust Company, Suite 400, 200 University Avenue, Toronto, Ontario, M5H 4H1, provided that a proxy may be delivered to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof prior to the time for voting.

EXHIBIT 99.2

BANRO CORPORATION

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This management information circular (the "Circular"), which is dated May 13, 2009, is furnished in connection with the solicitation of proxies by the management of BANRO CORPORATION (the "Corporation") for use at the annual and special meeting of shareholders of the Corporation (the "Meeting") to be held at the time and place and for the purposes set forth in the attached notice of annual and special meeting of shareholders (the "Notice"). It is expected that the solicitation will be by mail primarily, but proxies may also be solicited personally by the management of the Corporation. The cost of such solicitation will be borne by the Corporation.

APPOINTMENT, REVOCATION AND DEPOSIT OF PROXIES

Each person named in the enclosed form of proxy is an officer or a director of the Corporation.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR HIM OR HER AND ON HIS OR HER BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY STRIKING OUT THE NAMES OF THE PERSONS DESIGNATED IN THE FORM OF PROXY AND BY INSERTING IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE THE NAME OF THE DESIRED PERSON OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND, IN EITHER CASE, DELIVERING THE COMPLETED AND EXECUTED PROXY TO THE CORPORATION C/O EQUITY TRANSFER & TRUST COMPANY, SUITE 400, 200 UNIVERSITY AVENUE, TORONTO, ONTARIO, M5H 4H1, AT ANY TIME PRIOR TO 4:00 P.M. (TORONTO TIME) ON THE 11TH DAY OF JUNE, 2009, OR TO THE CHAIRMAN OF THE MEETING ON THE DAY OF THE MEETING OR ANY ADJOURNMENT THEREOF PRIOR TO THE TIME FOR VOTING.

A shareholder forwarding the enclosed form of proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank. The shares represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.

A shareholder who has given a proxy may revoke it at any time in so far as it has not been exercised. A proxy may be revoked, as to any matter on which a vote shall not already have been cast pursuant to the authority conferred by such proxy, by instrument in writing executed by the shareholder or by his or her attorney authorized in writing or, if the shareholder is a body corporate, by an officer or attorney thereof duly authorized, and deposited at the registered office of the Corporation at any time prior to 4:00 p.m. (Toronto time) on the last business day preceding the day of the Meeting, or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, and upon either of such deposits the proxy is revoked. A proxy may also be revoked in any other

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manner permitted by law. The Corporation's registered office is located at Suite 7070, 1 First Canadian Place, 100 King Street West, Toronto, Ontario, M5X 1E3.

MANNER OF VOTING AND EXERCISE OF DISCRETION BY PROXIES

The persons named in the enclosed form of proxy will vote or withhold from voting the common shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction, such common shares will be voted FOR each of the matters identified in the Notice and described in this Circular.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice, and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice.

VOTING BY NON-REGISTERED SHAREHOLDERS

Only shareholders whose names appear on the records of the Corporation as the registered holders of shares or their duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Corporation are "non-registered" shareholders because the shares they own are not registered in their names but instead are registered in the name of a nominee such as a brokerage firm through which they purchased the shares; bank, trust company, trustee or administrator of self-administered RRSPs, RRIFs, RESPs and similar plans; or clearing agency such as The Canadian Depository for Securities Limited. If you purchased your shares through a broker, you are likely an unregistered shareholder.

In accordance with Canadian securities legislation, the Meeting materials are being sent to both registered and non-registered shareholders. In the case of non-registered shareholders, Meeting materials have either (a) been sent by the Corporation (or its agent) directly to non-registered shareholders (such non-registered shareholders are referred to under applicable securities legislation as "non-objecting beneficial owners"), or (b) been sent by the Corporation (or its agent) to intermediaries holding on behalf of non-registered shareholders for distribution to such non-registered shareholders. If you are a non-registered shareholder and the Corporation (or its agent) has sent the Meeting materials directly to you (which materials should include the Corporation's blue form of proxy (the "Corporation's Blue Proxy Form")), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the Corporation (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the next paragraph.

If you received the Meeting materials directly from the Corporation (or its agent) and you wish to vote by proxy at the Meeting, please complete the Corporation's Blue Proxy Form and return it to Equity Transfer & Trust Company (the Corporation's transfer agent) by regular mail in the return envelope provided or by fax at (416) 595-9593. If you received the Meeting materials directly from the Corporation (or its agent) and you wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the blank space provided on the Corporation's Blue Proxy Form (and striking out the names of the persons designated in such form) and return the Corporation's Blue

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Proxy Form to Equity Transfer & Trust Company by regular mail in the return envelope provided or by fax at (416) 595-9593 (do not complete the voting section of the form as your vote will be taken at the Meeting).

Intermediaries receiving Meeting materials from the Corporation are required to forward the materials to non-registered shareholders to seek their voting instructions in advance of the Meeting. The intermediaries often have their own form of proxy and mailing procedures and provide their own return instructions. If you received the Meeting materials from an intermediary and you wish to vote by proxy at the Meeting, you should carefully follow the instructions from the intermediary in order that your shares are voted at the Meeting. Your shares can only be voted in accordance with your instructions. If you wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the blank space provided on the proxy form provided by the intermediary (and striking out the names of the persons designated in such form) and return the form to the intermediary in the envelope provided (do not complete the voting section of the form as your vote will be taken at the Meeting).

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The authorized share capital of the Corporation consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series. As of the date of this Circular, an aggregate of 62,482,938 common shares of the Corporation and no preference shares of the Corporation were issued and outstanding. Each common share entitles the holder thereof to one vote at all meetings of shareholders of the Corporation, except for meetings at which only holders of another specified class or series of shares of the Corporation are entitled to vote separately as a class or series.

All shareholders of record at the close of business on May 12, 2009 will be entitled either to attend and vote at the Meeting in person the shares held by them or, provided a completed and executed proxy shall have been delivered to the Corporation as described above, to attend and vote thereat by proxy the shares held by them.

As of the date of this Circular, to the knowledge of the directors and executive officers of the Corporation, no person or company beneficially owns, or controls or directs, directly or indirectly, 10% or more of the outstanding common shares of the Corporation, other than as set out below.

The Corporation believes that institutional accounts (the "Tradewinds Accounts") managed by affiliates of Tradewinds Global Investors, LLC ("Tradewinds") hold, in the aggregate, more than 10% of the outstanding common shares of the Corporation. The Corporation does not know the number of shares of the Corporation held by Tradewinds Accounts as at the date of this Circular. To the knowledge of the Corporation, the last public filing by Tradewinds disclosing the number of shares held by Tradewinds Accounts was in February 2009 and this filing indicated that, as at December 31, 2008, Tradewinds Accounts held 9,424,211 (which currently represent 15.08%) of the outstanding common shares of the Corporation. See also the disclosure in this Circular under "Interest of Informed Persons in Material Transactions".

CURRENCY

As the Corporation's financial statements are prepared in United States dollars, all dollar amounts referred to in this Circular are expressed in United States dollars unless otherwise indicated. References to "$" or "US$" are to United States dollars and references to "Cdn$" are to Canadian dollars.

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ELECTION OF DIRECTORS

The number of directors on the board of directors of the Corporation must consist of not more than twenty (20) directors and not less than three (3) directors to be elected annually. The number of directors to be elected at the Meeting is eight (8). Unless otherwise specified, the persons named in the enclosed form of proxy will vote FOR the election of the nominees whose names are set forth below. Management of the Corporation does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion. Each director elected will hold office until the close of the first annual meeting of shareholders of the Corporation following his election unless his office is earlier vacated in accordance with the by-laws of the Corporation.

The following table and the notes thereto set out the name and municipality of residence of each person proposed to be nominated for election as a director, his current position and office with the Corporation, his present principal occupation(s) or employment, the date on which he was first elected or appointed a director of the Corporation, and the approximate number of common shares of the Corporation beneficially owned, or controlled or directed, directly or indirectly, as at the date of this Circular:

Name, Current Position(s) with the Corporation and Municipality of Residence	Present Principal Occupation(s)	Director Since	Shares of the Corporation Beneficially Owned, Controlled or Directed (1)
John A. Clarke (2) (3) Director West Vancouver, British Columbia, Canada	Vice Chairman of Nevsun Resources Ltd. (a mineral exploration and development company).	February 3, 2004	18,000
Peter N. Cowley Director Surrey, United Kingdom	Retired as President of the Corporation in March 2008. Currently provides consulting services to gold companies.	January 13, 2004	Nil
Piers A. Cumberlege (2) (3) Director Paris, France	Self-employed consultant (providing emerging markets private equity advisory services).	July 17, 2006	Nil
Arnold T. Kondrat Executive Vice President and a director Toronto, Ontario, Canada	Executive Vice President of the Corporation; consultant to BRC DiamondCore Ltd. (a diamond exploration company); President of Sterling Portfolio Securities Inc. (a private venture capital firm).	May 3, 1994	2,075,848
Richard J. Lachcik Director Oakville, Ontario, Canada	Partner of Macleod Dixon LLP (a law firm). (4)	August 23, 1996	36,000

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Name, Current Position(s) with the Corporation and Municipality of Residence	Present Principal Occupation(s)	Director Since	Shares of the Corporation Beneficially Owned, Controlled or Directed (1)

Michael J. Prinsloo Chief Executive Officer, President and a director Johannesburg, Gauteng, South Africa	Chief Executive Officer and President of the Corporation.	March 17, 2008	102,000
Bernard R. van Rooyen (2)(3) Director Johannesburg, South Africa	Deputy Chairman of Mvelaphanda Resources Limited (a company which holds major interests in public gold, platinum and diamond mining companies); director of various private and public companies engaged in mining.	June 16, 1997	95,466
Simon F.W. Village Chairman of the Board of Directors and a director Kent, United Kingdom	Chairman of the Board of Directors of the Corporation; consultant to BRC DiamondCore Ltd. (a diamond exploration company).	March 8, 2004	153,000 (5)

(1)

The information as to shares beneficially owned, or controlled or directed, directly or indirectly, not being within the knowledge of the Corporation, has been furnished by the respective proposed directors individually.

(2)	Member of the audit committee of the board of directors of the Corporation (the "Audit Committee").

(3)	Member of the compensation committee of the board of directors of the Corporation (the "Compensation Committee").

(4)	Macleod Dixon LLP acts as counsel to the Corporation.

(5)

These shares do not include 288,400 common shares of the Corporation held by Acorn Holdings & Investments Ltd. ("Acorn"). Acorn is 100% held by Clermont Corporate Services Ltd. as trustee of the Village Family Trust. The beneficiaries of this trust are Mr. Village's children. Mr. Village was not a settlor of the trust and is excluded as a beneficiary of the trust. Mr. Village does not control or direct the trust.

Audit Committee Information

Reference is made to item 9 of the Corporation's annual information form dated March 30, 2009 (the "AIF") for additional disclosure relating to the Audit Committee required to be included in the AIF by National Instrument 52-110 - Audit Committees. A copy of the AIF can be obtained from SEDAR at www.sedar.com.

Cease Trade Orders

Except as described below, none of the proposed directors of the Corporation as set forth in the above table is, as at the date of this Circular, or has been, within 10 years before the date of this Circular,

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 a director, chief executive officer or chief financial officer of any company (including the Corporation) that:

(a)

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while such proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after such proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while such proposed director was acting in the capacity as director, chief executive officer or chief financial officer.

As a result of not filing its audited financial statements for the year ended December 31, 2004 by the filing deadline, Mediterranean Resources Ltd. (which was then named Mediterranean Minerals Corp.) ("Mediterranean") was made subject to an issuer cease trade order issued by the British Columbia, Alberta and Ontario Securities Commissions which was revoked on August 17, 2005 (following the filing of the required records). Mr. John A. Clarke, a director of the Corporation, is a director of Mediterranean and was a director of Mediterranean during the time the said cease trade order was in effect.

As a result of not filing its audited financial statements for the year ended December 31, 2004 by the filing deadline, Eurasia Gold Inc. (which was then named Eurasia Gold Corp.) ("Eurasia") was made subject to an issuer cease trade order issued by the British Columbia, Alberta and Ontario Securities Commissions which was revoked on June 29, 2005 (following the filing of the required records). Mr. Richard J. Lachcik, a director of the Corporation, was a director of Eurasia during the time the said cease trade order was in effect.

Corporate Bankruptcies

No proposed director of the Corporation as set forth in the above table (or any personal holding company of such proposed director), is, as of the date of this Circular, or has been within 10 years before the date of this Circular, a director or executive officer of any company (including the Corporation) that, while such proposed director was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Personal Bankruptcies

No proposed director of the Corporation as set forth in the above table (or any personal holding company of such proposed director), has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such proposed director.

Penalties or Sanctions

No proposed director of the Corporation as set forth in the above table (or any personal holding company of such proposed director), has been subject to:

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(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

APPOINTMENT OF AUDITORS

BDO Dunwoody LLP ("BDO"), Chartered Accountants, were reappointed as auditors of the Corporation at the annual and special meeting of shareholders of the Corporation held on June 27, 2008. BDO had been first appointed auditors of the Corporation on November 21, 2002. At the request of the Corporation BDO resigned as the auditors of the Corporation effective April 27, 2009 and, effective April 27, 2009, the board of directors of the Corporation appointed Deloitte & Touche LLP, Chartered Accountants, as the new auditors of the Corporation in place of BDO. Such appointment was made on the recommendation of the Audit Committee.

There were no reservations in BDO's report on any of the financial statements of the Corporation and there were no "reportable events" (as such term is defined in National Instrument 51-102 - Continuous Disclosure Obligations) prior to BDO's resignation. Attached to this Circular as Exhibit 1 is a copy of the "reporting package" relating to the change of auditors (comprising a Change of Auditors Notice from the Corporation and letters from both BDO and Deloitte & Touche LLP confirming their agreement with the information in the said Notice), as required by section 4.11 of National Instrument 51-102 - Continuous Disclosure Obligations.

Shareholders of the Corporation will be asked at the Meeting to appoint Deloitte & Touche LLP as the Corporation's auditors, to hold office until the close of the next annual meeting of shareholders of the Corporation at such remuneration as may be approved by the directors of the Corporation. The resolution shareholders will be asked to approve with respect to such appointment must be passed by a majority of the votes cast by shareholders at the Meeting in respect of this resolution. Unless otherwise specified, the persons named in the enclosed form of proxy will vote FOR the said appointment of Deloitte & Touche LLP.

AMENDMENT TO STOCK OPTION PLAN

The Corporation has a Stock Option Plan (the "Option Plan") for the benefit of directors, officers, employees and consultants of the Corporation or any subsidiary of the Corporation. The terms of the Option Plan are summarized in this Circular under "Terms of Stock Option Plan". The board of directors of the Corporation (the "Board") believes that stock options provide an effective tool for the Corporation to enable the Corporation to attract and retain key personnel in the face of competition from much larger companies, without having to sharply increase salary levels.

In January 2005, the Toronto Stock Exchange (the "TSX") amended its security-based compensation rules (the "TSX Rules") to permit issuers listed on the TSX to adopt "rolling" stock option plans pursuant to which a fixed percentage (the "Fixed Percentage") of the outstanding shares of the issuer could be reserved for issuance upon the exercise of stock options granted under the plan, rather than having a fixed maximum number of shares reserved for this purpose.

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On the recommendation of the Compensation Committee, the Board, by resolution dated March 17, 2009, approved, subject to and conditional upon receipt of shareholder approval and the approval of the Toronto Stock Exchange, an amendment (the "Plan Amendment") to the Option Plan to make the Option Plan a "rolling" stock option plan rather than a fixed number stock option plan, with the Fixed Percentage under the rolling plan set at 12%. As a result of the Plan Amendment, section 2 of the Option Plan now states as follows:

"The total number of common shares in the capital of the Corporation ("Common Shares") issuable upon the exercise of all outstanding Stock Options granted under this Plan shall not at any time exceed 12% of the total number of outstanding Common Shares."

12% of the number of Common Shares outstanding as of the date of this Circular is equal to 7,497,952 Common Shares.

Prior to the Plan Amendment, the Option Plan was a fixed number stock option plan, as section 2 of the Option Plan provided that a fixed maximum number of shares could be issued pursuant to the exercise of stock options granted under the Option Plan.

Under a fixed number stock option plan, as stock options are granted under the plan, the number of stock options available for future grants is reduced by an amount equal to the number of stock options granted. It therefore becomes necessary from time to time to replenish the number of stock options available under the plan in order to be able to continue utilizing the plan. The Board believes that a "rolling" stock option plan is in the best interests of the Corporation as it accomplishes the same principal goal as a fixed number stock option plan, namely aligning the interests of the Corporation's directors, officers, employees and consultants with the Corporation's shareholders, and should (a) allow for greater flexibility in the number of shares available under the Option Plan (the number of shares available under the Option Plan will automatically adjust, without any further action by the Board or the Corporation's shareholders, when there are increases in the number of outstanding common shares of the Corporation), and (b) reduce the administrative time and costs associated with the Option Plan, since it will be easier to administer (under the TSX Rules, a "rolling" stock option plan is only required to be approved by the Corporation's shareholders every three years and not every time the Corporation seeks to increase the number of shares issuable under the Option Plan, as is required for a fixed number stock option plan).

The Corporation currently has outstanding under the Option Plan a total of 6,392,750 stock options, which stock options entitle the holders to purchase a total of 6,392,750 common shares of the Corporation ("Common Shares") (such number of shares is equal to approximately 10.23% of the number of Common Shares which are currently outstanding). Taking into account the Plan Amendment, the total number of new stock options that may be granted under the Option Plan, based on the number of Common Shares currently outstanding, is stock options to purchase a total of 1,105,202 Common Shares (such number of shares is equal to approximately 1.77% of the number of Common Shares which are currently outstanding).

Of the 6,392,750 stock options which are currently outstanding, 3,185,000 (the "Conditional Options") of these were granted subject to and conditional upon the Plan Amendment being approved by the Corporation's shareholders and by the Toronto Stock Exchange. The Conditional Options cannot be exercised until the Plan Amendment has been approved, confirmed and ratified by shareholders of the Corporation. 2,710,000 of the Conditional Options are held by "insiders" of the Corporation and the balance of the Conditional Options are held by employees who are not "insiders" of the Corporation (where "insider" has the meaning set out under applicable Canadian securities laws). All of the

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Conditional Options have an exercise price of Cdn$2.15 per share and an expiry date of March 26, 2014, except for 10,000 Conditional Options held by a non-insider of the Corporation which have an exercise price of Cdn$2.16 per share and an expiry date of April 6, 2014. The following sets out the number of Conditional Options held by each insider of the Corporation:

Name	No. of Stock Options
Peter Cowley	80,000
Piers Cumberlege	80,000
John Clarke	80,000
Bernard van Rooyen	80,000
Richard Lachcik	80,000
Geoffrey Farr	100,000
Arnold Kondrat	750,000
Simon Village	750,000
Michael Prinsloo	200,000
Donat Madilo	120,000
Daniel Bansah	120,000
Desire Sangara	90,000
Martin Jones	90,000
Howard Fall	90,000

Shareholder Approval

As required by the TSX Rules, shareholders of the Corporation will be asked at the Meeting to consider and, if thought advisable, to approve, confirm and ratify by means of an ordinary resolution, the Plan Amendment. The resolution shareholders will be asked to approve is as follows:

WHEREAS, as described in the Corporation's management information circular dated May 13, 2009 (the "Circular") under the heading "Amendment to Stock Option Plan", the board of directors of the Corporation has approved, subject to and conditional upon receipt of shareholder approval and the approval of the Toronto Stock Exchange, an amendment (the "Plan Amendment") to the Corporation's Stock Option Plan (the "Option Plan") to make the Option Plan a "rolling" stock option plan rather than a fixed number stock option plan, pursuant to which the fixed percentage of the outstanding common shares of the Corporation reserved for issuance upon the exercise of stock options granted under the Option Plan was set at 12%;

AND WHEREAS shareholders of the Corporation wish to approve, confirm and ratify the Plan Amendment pursuant hereto;

NOW THEREFORE BE IT RESOLVED THAT:

1.

the Plan Amendment be and is hereby approved, confirmed and ratified, and the granting of stock options (including the "Conditional Options", as defined in the Circular under the heading "Amendment to Stock Option Plan") pursuant to the Option Plan as amended by the Plan Amendment be and is hereby approved, confirmed and ratified;

2.

any one director or officer of the Corporation be and is hereby authorized and directed to execute and deliver on behalf of the Corporation all such documents and instruments and to do all such other acts and things as in his or her opinion may be necessary or desirable in connection with the foregoing; and

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3.

the Option Plan shall require re-approval of shareholders of the Corporation at the annual shareholders' meeting held in the year 2012, provided, however, that such shareholders' meeting shall be held no later than June 12, 2012.

To be approved, the above resolution must be passed by a majority of the votes cast by shareholders at the Meeting in respect of this resolution, other than votes attaching to Common Shares beneficially owned by insiders of the Corporation to whom stock options may be granted under the Option Plan ("Insiders") and associates of such Insiders (1). Unless otherwise specified, the persons named in the enclosed form of proxy will vote FOR the resolution.

_______________________

(1)

Based on information furnished to the Corporation by Insiders, the number of votes attaching to Common Shares beneficially owned by Insiders and Insiders' associates is currently 2,590,412 in the aggregate.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The purpose of this Compensation Discussion and Analysis ("CD&A") is to provide information about the Company's executive compensation philosophy, objectives, and processes and to discuss compensation decisions relating to the Company's senior officers, being the five identified named executive officers (the "NEOs"), in 2008. The NEOs who are the focus of the CD&A and who appear in the compensation tables of this Circular are: Michael J. Prinsloo, President and Chief Executive Officer of the Corporation (the "CEO"), Donat K. Madilo, Chief Financial Officer of the Corporation (the "CFO"), Simon F.W. Village, Chairman of the Board of the Corporation, Arnold T. Kondrat, Executive Vice President of the Corporation, and Daniel K. Bansah, Vice President, Exploration of the Corporation.

The Corporation is in an exploration and development phase with respect to its properties and often has to operate with limited financial resources and control costs to ensure that funds are available to complete scheduled programs. As a result, the Board has attempted to keep the cash compensation paid to the Corporation's senior officers relatively modest, while providing long-term incentives through the granting of stock options.This is consistent with the Corporation's objective of preserving cash and also reflects the Corporation's belief that incentive stock options offer an effective mechanism for incentivizing management and aligning the interests of the Corporation's executive officers with those of the Corporation's shareholders.

The volatility in the capital markets over the past year and ensuing adverse market-driven events led to significant declines in the Corporation's share value. These declines significantly impacted shareholders, as well as NEOs who, having regard to the stock option component of the Corporation's compensation program, have compensation valued by reference to the Common Shares.

Compensation Committee

In order to assist the Board in fulfilling its oversight responsibilities with respect to human resources policies and executive compensation, the Board has established the Compensation Committee. During the most recently completed fiscal year, the Compensation Committee was comprised of three directors, all of whom are independent within the meaning of National Instrument 58-101 -Disclosure of Corporate Governance Practices ("NI 58-101"), namely Bernard R. van Rooyen (Chairman), John A. Clarke and Piers A. Cumberlege.

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Under its written charter, the Compensation Committee's responsibilities are set as follows: (a) review and recommend for approval to the Board the Corporation's key human resources policies; (b) review and recommend for approval to the Board the compensation and benefits policy and plans (including incentive compensation plans) for the Corporation; (c) review and recommend to the Board the employment agreements of the executive officers of the Corporation; (d) together with the Chairman of the Board, evaluate annually the performance of the Chief Executive Officer of the Corporation and recommend to the Board his annual compensation package and performance objectives; (e) together with the Chairman of the Board, review annually and recommend to the Board the annual compensation package and performance objectives of the other executive officers of the Corporation; (f) review annually and recommend to the Board the annual salaries (or percentage change in salaries) for non-executive staff of the Corporation; (g) review annually and recommend to the Board the adequacy and form of the compensation of the directors of the Corporation and be satisfied the compensation realistically reflects the responsibilities and risk involved in being such a director; (h) review annually and recommend for approval to the Board the executive compensation disclosure of the Corporation in its information circular, and be satisfied that the overall compensation philosophy and policy for senior officers is adequately disclosed and describes in sufficient detail the rationale for salary levels, incentive payments, share options and all other components of executive compensation as prescribed by applicable securities laws; (i) determine grants of options to purchase shares of the Corporation under the Corporation's Stock Option Plan and recommend same to the Board for approval; (j) engage, at the expense of the Corporation, any external professional or other advisors which it determines necessary in order to carry out its duties hereunder; and (k) perform any other activities consistent with this mandate as the Compensation Committee or the Board deems necessary or appropriate.

Compensation Process

Determinations with respect to the compensation of the Corporation's senior officers (including decisions regarding annual bonuses) are made by the Board based on the recommendation of the Compensation Committee. The Compensation Committee relies on the knowledge and experience of the members of the Compensation Committee, as well as on recommendations of the CEO, in making recommendations to the Board regarding senior office compensation. Neither the Corporation nor the Compensation Committee currently has any contractual arrangement with any executive compensation consultant who has a role in determining or recommending the amount or form of senior officer or director compensation.

When making recommendations to the Board regarding senior officer compensation, the Compensation Committee evaluates the officer's performance, including reviewing the Corporation's performance as against its business plans and the officer's achievements during the fiscal year. The criteria upon which these recommendations are based has, to date, tended to be subjective and has reflected the Compensation Committee's views as to the nature and value of the contributions made by the executive officers to the achievement of the Corporation's corporate plans and objectives. The Compensation Committee uses all data available to it to ensure that the Corporation is maintaining a level of compensation that is both commensurate with the size of the Corporation and sufficient to retain personnel it considers essential to the success of the Corporation. In reviewing comparative data, the Compensation Committee does not engage in benchmarking for the purpose of establishing compensation levels relative to any predetermined level and does not compare its compensation to a specific peer group of companies. In the Compensation Committee's view, external data provides insight into external competitiveness, but it is not an appropriate single basis for establishing compensation levels. External data is considered, along with an assessment of individual performance and experience, the Corporation's business strategy, best practices/trends in human resources, and general economic considerations.

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In recommending the NEOs' compensation packages, the Compensation Committee reviews the various elements of the NEOs' compensation in the context of the total compensation package (including salary, bonuses and prior awards under the Stock Option Plan).

Stock options are granted by the Board under the Corporation's Stock Option Plan to senior officers upon their commencement of service. Additional grants are also made periodically under the Stock Option Plan to senior officers (a) to recognize exemplary performance (including in connection with a promotion within the Corporation) or a special contribution, or (b) to provide additional long term incentives. The Board determines the particulars with respect to stock option grants. The exercise price of each stock option granted under the Stock Option Plan is set at or above the closing price of the Common Shares on the Toronto Stock Exchange on the day preceding the grant. See "Compensation Program - Compensation Program Design - Stock Options" below for additional information regarding the process in respect of stock option grants to NEOs.

Compensation Program

Principles/Objectives of the Compensation Program

The primary goal of the Corporation's executive compensation program is to ensure that the compensation provided to the Corporation's senior officers is determined with regard to the Corporation's business strategy and objectives, such that the financial interests of the senior officers are matched with the financial interests of the shareholders. The executive compensation program is designed to attract, motivate and retain top quality individuals at the executive level. Having regard to these objectives of attracting, motivating and retaining, the program takes into account the location of the Corporation's operations in the Democratic Republic of the Congo and the lack of infrastructure and political, military and social instability relating to this location. The Corporation strives to ensure that the Corporation's senior officers are compensated fairly and commensurately with their contributions to furthering the Corporation's strategic direction and objectives.

Compensation Program Design

The total compensation mix was designed on the basis of the Corporation's compensation objectives. Standard compensation arrangements for the Corporation's senior officers are composed of the following elements, which are linked to the Corporation's compensation and corporate objectives as follows:

Compensation Element	Link to Compensation Objectives	Link to Corporate Objectives
Base salary	• Attract and retain • Reward	• Competitive pay ensures access to skilled employees necessary to achieve corporate objectives.
Annual bonuses	• Motivate and reward

• Annual bonuses focus senior officers on the achievement of corporate objectives and reward exceptional performance.

• Competitive pay ensures access to skilled employees necessary to achieve corporate objectives.

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Compensation Element	Link to Compensation Objectives	Link to Corporate Objectives
Stock options	• Motivate and reward • Align interests with shareholders

• Stock option grants motivate and reward senior officers to increase shareholder value by the achievement of long-term corporate strategies and objectives.

• Encourages long-term tenure and performance.

Benefits	• Attract and retain	• Competitive benefits ensure access to skilled employees necessary to achieve corporate objectives.

Base Salary

The Corporation provides senior officers with base salaries which represent their minimum compensation for services rendered during the fiscal year. NEOs' base salaries depend on the scope of their experience, responsibilities, leadership skills, performance, length of service, general industry trends and practices, the Corporation's existing financial resources and the potential long term compensation provided by stock options as discussed below. A description of the material terms of each NEO employment contract is provided below under "Executive Compensation: Tables and Narrative - Termination and Change of Control Benefits". In addition to the above factors, decisions regarding any salary increases are impacted by each NEO's current salary.

Annual Bonuses

Annual cash incentive awards are designed to focus executive attention on key strategic and operational measures and align compensation with corporate performance. The Corporation has established an annual bonus program (the "Bonus Plan") to be competitive from a total remuneration standpoint and to recognize outstanding annual performance. Annual bonus, if earned, is generally paid in cash in December of each year for the prior year's performance. However, most of the bonus amounts awarded to the NEOs in respect of services performed in 2008 were paid in March 2009.

Senior officers are generally eligible to receive a discretionary annual bonus in an amount up to a specified percentage of such officer's base salary. However, the annual bonus paid to a senior officer may increase for specific accomplishments. The actual amount of bonus is determined following a review of each officer's individual performance.

Consistent with the flexible nature of the Bonus Plan, no specific weight is assigned to any particular performance factor. When making recommendations to the Board, the Compensation Committee considers not only the Corporation's performance during the year, but also considers market and economic trends and forces, extraordinary internal and market-driven events, unanticipated developments and other extenuating circumstances.

See "Executive Compensation: Tables and Narrative - Summary Compensation Table" below which sets out the annual bonuses awarded to each of the NEOs in respect of services performed in 2008.

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Stock Options

The grant of options ("Options") to purchase Common Shares pursuant to the Corporation's Stock Option Plan is an integral component of the compensation packages of the senior officers of the Corporation. The Compensation Committee believes that the grant of stock options to senior officers serves to motivate achievement of the Corporation's long-term strategic objectives and the result will benefit all shareholders. The CEO makes recommendations to the Compensation Committee for all potential grants of stock options. His decisions are based in part upon the level of responsibility and contribution of the individuals toward the Corporation's goal and objectives. Stock options are granted by the Board, pursuant to the Corporation's Stock Option Plan, based upon the recommendation of the Compensation Committee. The overall number of stock options that are outstanding relative to the number of outstanding Common Shares are also considered in determining whether to make any new grants of stock options and the size of such grants. Since the Corporation does not grant stock options at a discount to the prevailing market price of the Common Shares, the stock options granted to senior officers have value only if, and to the extent that, the market price of the Common Shares increases, thereby linking equity-based executive compensation to shareholder returns.

See "Summary Compensation Table" and "Incentive Plan Awards" under "Executive Compensation: Tables and Narrative" below, for information regarding the stock options granted to NEOs in 2008.

Benefits

The NEOs are eligible to participate in the same benefits as offered to all full-time employees. This includes participation in a traditional employee benefit plan consisting of health and dental care and various forms of life and disability insurances. The Corporation does not view these benefits as a significant element of its compensation structure, as they constitute only a small percentage of total compensation, but does believe that benefits be used in conjunction with base salary to attract, motivate and retain individuals in a competitive environment. The Corporation does not currently have standard senior officer perks, but may provide such perks as is considered appropriate.

Analysis of 2008 Compensation

Base Salary

See "Executive Compensation: Tables and Narrative - Summary Compensation Table" below which sets out the base salary paid to each of the NEOs in 2008. No change was made to the base salaries of any of the NEOs in 2008. This was a result of either (a) the base salary being previously fixed under the NEO's employment contract, or (b) the Compensation Committee's determination that the existing base salary was competitive and appropriate in light of the individual NEO's performance and experience, the overall level of corporate activity and current economic conditions.

Annual Bonuses

Each of the NEOs received an annual cash bonus equal to 35% of his base salary in respect of services performed in 2008. The rationale for these bonuses was to recognize outstanding performance during the year and the instrumental role played in furthering the Corporation's business plan.

See "Executive Compensation: Tables and Narrative - Summary Compensation Table" below which sets out the dollar amount of the annual cash bonuses awarded to each of the NEOs in respect of services performed in 2008

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Stock Options

During 2008, the Board granted the following number of stock options to the NEOs under the Corporation's Stock Option Plan:

Name	No. of Stock Options
Michael J. Prinsloo	60,000
Donat K. Madilo	20,000
Simon F.W. Village	60,000
Arnold T. Kondrat	60,000
Daniel K. Bansah	30,000

See "Summary Compensation Table" and "Incentive Plan Awards" under "Executive Compensation: Tables and Narrative" below, which set out additional information in respect of the above stock option grants.

The rationale for these stock option grants was to provide additional long term incentives and to recognize performance.

Share Performance Graph

The following graph illustrates the Corporation's cumulative shareholder return (assuming the re-investment of dividends of which there have been none) from December 31, 2003 to December 31, 2008, based upon a Cdn$100 investment made on December 31, 2003 in the Common Shares, and compares the Corporation's cumulative shareholder return to the cumulative total shareholder return from a similar investment in the Total Return Index Value of the S&P/TSX Composite Index (the "TSX") over the same period. The price performance of the Common Shares as shown on the graph does not necessarily indicate future price performance.

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December 31,	2003	2004	2005	2006	2007	2008
Banro	$100	161	352	543	407	45
TSX	$100	115	142	167	183	123

As described above, various factors are considered in determining the compensation of the NEOs. The Common Share performance is one performance measure that is reviewed but there is no direct correlation between Common Share performance and executive compensation.

The Corporation operates in a commodity business and the Common Share price is impacted by the market price of gold, which may fluctuate widely and is affected by numerous factors that are difficult to predict and beyond the Corporation's control. The Common Share price is also affected by other factors beyond the Corporation's control, including general and industry-specific economic and market conditions. The Compensation Committee and the Board evaluate performance by reference to the Corporation's business plan rather than by short-term changes in Common Share price based on their view that the Corporation's long-term operating performance will be reflected by stock price performance over the long-term, which is especially important when the current stock price may be temporarily depressed by short-term factors, such as recessionary economies.

The trend shown by the performance graph above represents a significant overall increase in the Corporation's cumulative total shareholder return during the first four years, and then a steep decline in 2008. Over the same five year period the compensation (salary and bonus) received by the Corporation's executive officers, in aggregate, has increased as the Corporation has developed its business. The Compensation Committee considers total NEO compensation to be modest and reasonable in the Corporation's circumstances.

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Compensation Committee Approval of CD&A

The Compensation Committee has reviewed and approved the CD&A and other compensation disclosure contained in this Circular, including the information contained below under the headings "Director Compensation" and "Executive Compensation: Tables and Narrative".

Submitted on behalf of the Compensation Committee:

Bernard R. van Rooyen (Chairman)

John A. Clarke

Piers A. Cumberlege

Executive Compensation: Tables and Narrative

Summary Compensation Table

The following table provides a summary of the compensation earned by the NEOs for services rendered in all capacities during the fiscal year ended December 31, 2008.

Name and Principal Position	Year	Salary (1) ($)	Share-based awards ($)	Option-based awards (2) ($)	Non-equity incentive plan compensation - Annual Incentive Plan (3) ($)	All other Compensation (4) ($)	Total Compensation($)
Michael J. Prinsloo Chief Executive Officer	2008	$441,432	N/A	$32,756	$154,501	$5,424	$634,113
Donat K. Madilo Chief Financial Officer	2008	$147,092	N/A	$24,685	$51,482	$885	$224,144
Simon F.W. Village Chairman of the Board	2008	$244,541	N/A	$32,756	$70,888	$12,459	$360,644
Arnold T. Kondrat Executive Vice President	2008	$268,727	N/A	$32,756	$94,054	$11,931	$407,468
Daniel K. Bansah Vice President, Exploration	2008	$150,000	N/A	$37,028	$52,500	$5,022	$244,550

(1)

The salaries for Messrs. Madilo and Kondrat were paid in Canadian dollars. The U.S. dollar amounts set out in the above table were calculated using the average exchange rate for 2008 of Cdn$1.00 = US$0.9429. The salary for Mr. Village was paid in United Kingdom pounds. The U.S. dollar amount set out in the above table was calculated using the average exchange rate for 2008 of US$1.00 = £0.5725.

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(2)

These amounts represent the grant date fair value of the stock options awarded in 2008, calculated in Canadian dollars and then converted to U.S. dollars using the average exchange rate for 2008 of Cdn$1.00 = US$0.9429. Grant date fair value of the stock options granted to Messrs. Madilo and Bansah was calculated in accordance with the Black-Scholes model using the Common Share price on the date of grant of Cdn$3.10, with the key valuation assumptions being stock price volatility of 72.22%, risk free interest rate of 2.83%, no dividend yield, and expected life of 3 years. Grant date fair value of the stock options granted to Messrs. Prinsloo, Village and Kondrat was calculated in accordance with the Black-Scholes model using the Common Share price on the date of grant of Cdn$1.10, with the key valuation assumptions being stock price volatility of 79.84%, risk free interest rate of 2.02%, no dividend yield, and expected life of 3 years.

(3)

These amounts represent the annual cash bonuses awarded to the NEOs in respect of services performed in 2008. Other than $12,258 paid to Mr. Madilo in December 2008 and $12,500 paid to Mr. Bansah in December 2008, these bonuses were paid in March 2009. The bonuses for Messrs. Madilo and Kondrat were awarded in Canadian dollars. The U.S. dollar amounts set out in the above table were calculated using the average exchange rate for 2008 of Cdn$1.00 = US$0.9429. The bonus for Mr. Village was awarded in United Kingdom pounds. The U.S. dollar amount set out in the above table was calculated using the exchange rate as at December 31, 2008 of US$1.00 = £0.6912.

(4)	These amounts represent life insurance premiums paid by the Corporation.

The Corporation does not have any long-term incentive programs other than its Stock Option Plan and does not have any defined or actuarial plans.

Incentive Plan Awards

The following table provides details regarding outstanding NEO option and share-based awards as at December 31, 2008:

Outstanding share-based awards and option-based awards
	Option-based Awards					Share-based Awards
Name	Option grant date	Number of securities underlying unexercised options (1) (#)	Option exercise price (Cdn$)	Option expiration date	Aggregate value of unexercised in-the- money options (2) (Cdn$)	Number of shares or units that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Michael J. Prinsloo	Oct. 30, 2008	60,000	$1.10	Oct. 30, 2013	$9,000(3)	N/A	N/A
	Aug. 24, 2007	300,000	$12.00	Aug. 24, 2012	Nil

Donat K. Madilo	Sept. 26, 2008	20,000	$3.10	Sept. 26, 2013	Nil	N/A	N/A
	Dec. 18, 2006	45,000	$15.00	Dec. 18, 2011	Nil
	Oct. 24, 2006	40,000	$13.52	Oct. 24, 2011	Nil
	Jan. 25, 2006	30,000	$11.25	Jan. 25, 2011	Nil

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Outstanding share-based awards and option-based awards
	Option-based Awards					Share-based Awards
Name	Option grant date	Number of securities underlying unexercised options (1) (#)	Option exercise price (Cdn$)	Option expiration date	Aggregate value of unexercised in-the- money options (2) (Cdn$)	Number of shares or units that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Simon F.W. Village	Oct. 30, 2008	60,000	$1.10	Oct. 30, 2013	$9,000(3)	N/A	N/A
	Dec. 18, 2006	130,000	$15.00	Dec. 18, 2011	Nil
	Oct. 24, 2006	85,000	$13.52	Oct. 24, 2011	Nil
	Mar. 16, 2004	350,000(4)	$4.10	Mar. 16, 2009	Nil

Arnold T. Kondrat	Oct. 30, 2008	60,000	$1.10	Oct. 30, 2013	$9,000(3)	N/A	N/A
	Dec. 18, 2006	130,000	$15.00	Dec. 18, 2011	Nil
	Oct. 24, 2006	85,000	$13.52	Oct. 24, 2011	Nil

Daniel K. Bansah	Sept. 26, 2008	30,000	$3.10	Sept. 26, 2013	Nil	N/A	N/A
	Dec. 18, 2006	45,000	$15.00	Dec. 18, 2011	Nil
	Oct. 24, 2006	28,000	$13.52	Oct. 24, 2011	Nil
	Feb. 6, 2006	20,000	$11.25	Feb. 6, 2011	Nil
	Jan. 25, 2006	20,000	$11.25	Jan. 25, 2011	Nil

______________________

(1)

For stock options granted after January 16, 2006, 3/4 of the stock options granted to each optionee vest on the 12 month anniversary of the grant date and the balance vest on the 18 month anniversary of the grant date. For stock options granted prior to January 16, 2006, 1/4 of the stock options granted to each optionee vested on the grant date and a further 1/4 of such stock options vested on each of the 6 month, 12 month and 18 month anniversaries of the grant date.

(2)	This is based on the closing sale price per share of the Common Shares on December 31, 2008 of Cdn$1.25 as reported by the Toronto Stock Exchange.

(3)	This amount is equivalent to US$7,389 based on an exchange rate of Cdn$1.00 = US$0.8210 as at December 31, 2008.

(4)	All of these options expired on March 16, 2009 without being exercised.

See the disclosure below under "Terms of Stock Option Plan" and "Securities Issuable Under Equity Compensation Plans" for details regarding the Corporation's Stock Option Plan.

The following table provides details regarding outstanding NEO option-based awards, share-based awards and non-equity incentive plan compensation, which vested and/or were earned during the year ended December 31, 2008:

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Incentive plan awards - value vested or earned during the year
Name	Option-based awards - Value vested during the year (1) ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Michael J. Prinsloo	Nil	N/A	N/A
Donat K. Madilo	Nil	N/A	N/A
Simon F.W. Village	Nil	N/A	N/A
Arnold T. Kondrat	Nil	N/A	N/A
Daniel K. Bansah	Nil	N/A	N/A

_____________________

(1)	Identifies the aggregate dollar value that would have been realized by the NEO if the NEO had exercised all options exercisable under the option-based award on the vesting date(s) thereof.

Pension Plan Benefits and Deferred Compensation Plans

The Corporation does not have a pension plan or a deferred compensation plan.

Termination and Change of Control Benefits

The Corporation and Michael J. Prinsloo have entered into an employment contract (the "Prinsloo Agreement") which sets out the terms upon which Mr. Prinsloo performs the services of Chief Executive Officer and President of the Corporation. The Prinsloo Agreement provides for the payment to Mr. Prinsloo of an annual salary of $441,432, and that Mr. Prinsloo is entitled to receive an annual performance bonus of up to 35% of Mr. Prinsloo's annual base salary to be determined by the Board in its sole discretion, subject to performance standards and objectives agreed to by Mr. Prinsloo and approved by the Board. The Prinsloo Agreement also provides for the payment to Mr. Prinsloo of a bonus of up to $1,160,000 on September 16, 2010. The Prinsloo Agreement has a three year term which expires on September 17, 2010 (but may be renewed for a further period by agreement between the Corporation and Mr. Prinsloo). The Prinsloo Agreement also provides as follows: (a) in the event of a "change of control" (as such term is defined in the Prinsloo Agreement) of the Corporation, Mr. Prinsloo has the right to terminate the Prinsloo Agreement and is entitled to be paid by the Corporation an amount equal to the sum of (i) two times his annual salary, (ii) two times the "Bonus Amount" (see below for the definition of this term), and (iii) the "Additional Payment" (see below for the definition of this term); and (b) if immediately prior to such termination Mr. Prinsloo holds stock options of the Corporation, he shall be entitled to exercise all such stock options (vested and unvested) at any time during the period of time commencing upon such termination and ending on the expiry date of such stock options. The Corporation may terminate the Prinsloo Agreement at any time for cause (as specified in the Prinsloo Agreement) without notice and without any payment in lieu of notice.

"Bonus Amount" is defined to mean an amount equal to one-half of the aggregate amount of all bonuses paid or payable to the employee by the Corporation and its subsidiaries in respect of the two most recent fiscal years.

"Additional Payment" is defined to mean the amount, if any, by which $1,160,000 exceeds the sum of (A) with respect to any of the 300,000 stock options granted to Mr. Prinsloo in August 2007 which have been exercised by Mr. Prinsloo, the amount by which the market price of the Corporation's Common Chares on the date of exercise exceeds the exercise price of such stock options (the exercise price is

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Cdn$12.00 per share), and (B) with respect to those such stock options which have not been exercised by Mr. Prinsloo, the amount, if any, by which the market price of the Corporation's Common Shares on the date Mr. Prinsloo provides to the Corporation the termination notice under the Prinsloo Agreement, exceeds the exercise price of such stock options.

The Corporation and Donat K. Madilo have entered into an employment contract (the "Madilo Agreement") which sets out the terms upon which Mr. Madilo performs the services of Chief Financial Officer of the Corporation. Under the Madilo Agreement, Mr. Madilo is paid an annual salary of Cdn$156,000. The Corporation may terminate the Madilo Agreement at any time for just cause upon written notice to Mr. Madilo.

The Corporation and Simon F.W. Village have entered into an employment contract (the "Village Agreement") which sets out the terms upon which Mr. Village performs the services of Chairman of the Board of the Corporation. Under the Village Agreement, Mr. Village is paid an annual salary of 140,000 United Kingdom pounds, and the Corporation may, in its sole discretion, pay to Mr. Village a bonus in respect of each financial year of the Corporation during which Mr. Village's employment subsists. The term of the Village Agreement expires on November 3, 2009 (but may be renewed for a further period by agreement between the Corporation and Mr. Village). The Corporation may terminate the Village Agreement at any time for cause (as specified in the Village Agreement) by written notice to Mr. Village.

The Corporation and Arnold T. Kondrat have entered into an employment contract (the "Kondrat Agreement") which sets out the terms upon which Mr. Kondrat performs the services of Executive Vice President of the Corporation. Under the Kondrat Agreement, Mr. Kondrat is paid an annual salary of Cdn$285,000. The Corporation may terminate the Kondrat Agreement at any time for just cause upon written notice to Mr. Kondrat.

Each of the Madilo Agreement, the Village Agreement and the Kondrat Agreement also provide as follows: (a) in the event of a "change of control" (as such term is defined in each employment agreement) of the Corporation or the "constructive dismissal" (as such term is defined in each employment agreement) of the employee, the employee has the right to terminate his employment agreement and is entitled to be paid by the Corporation an amount (the "Retiring Allowance") equal to the sum of (i) two times his annual salary and (ii) two times the "Bonus Amount" (see above for definition of "Bonus Amount"); (b) if immediately prior to such termination the employee holds stock options of the Corporation, the employee shall be entitled to exercise all such stock options (vested and unvested) at any time during the period of time commencing upon such termination and ending on the expiry date of such stock options; and (c) in the event the Corporation terminates the employment agreement without cause, the employee is entitled to the stock option exercise rights described above in item (b) and to be paid by the Corporation the Retiring Allowance.

The Corporation and Daniel K. Bansah have entered into an employment contract (the "Bansah Agreement") which sets out the terms upon which Mr. Bansah performs the services of Vice President, Exploration of the Corporation. Under the Bansah Agreement, Mr. Bansah is paid an annual salary of $150,000, and the Corporation may, in its sole discretion, pay to Mr. Bansah a bonus in respect of each financial year of the Corporation during which Mr. Bansah's employment subsists. The Corporation may terminate the Bansah Agreement without cause by giving two month's notice in writing. The Bansah Agreement also provide as follows: (a) in the event of a "change of control" (as such term is defined in the Bansah Agreement) of the Corporation, Mr. Bansah has the right to terminate his employment agreement and is entitled to be paid by the Corporation an amount equal to the sum of (i) two times his annual salary and (ii) two times the "Bonus Amount" (see above for definition of "Bonus Amount"); and (b) if immediately prior to such termination Mr. Bansah holds stock options of the Corporation, Mr.

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Bansah shall be entitled to exercise all such stock options (vested and unvested) at any time during the period of time commencing upon such termination and ending on the expiry date of such stock options.

The following table sets out estimates of the incremental amounts payable to each NEO upon identified termination events as set out in the NEO's employment agreement, assuming each such event took place on the last business day of fiscal year 2008. The table does not include the value of outstanding stock options that have previously vested, which awards are set out under "Incentive Plan Awards" above, but does include the value of unvested stock options that would vest upon the occurrence of the termination event. See the disclosure below under "Terms of Stock Option Plan" for a detailed description of the Corporation's Stock Option Plan, include a description of vesting and expiry of grants on termination.

	Michael J. Prinsloo	Donat K. Madilo	Simon F.W. Village	Arnold T. Kondrat	Daniel K. Bansah
Change of Control Lump sum payment Stock options	$2,063,864 Cdn$9,000	$337,288 Nil	$595,830 Cdn$9,000	$634,676 Cdn$9,000	$353,552 Nil
Termination Without Cause/Constructive Dismissal Lump sum payment Stock options	N/A	$337,288 Nil	$595,830 Cdn$9,000	$634,676 Cdn$9,000	N/A

Director Compensation

The current compensation program for non-executive directors of the Corporation has been in effect since January 2007. The director compensation program is designed to achieve the following goals: (i) compensation should attract and retain the most qualified people to serve on the Board; (ii) compensation should align directors' interests with the long-term interests of shareholders; (iii) compensation should fairly pay directors for risks and responsibilities related to being a director of an entity of the Corporation's size and scope: and (iv) the structure of the compensation should be simple, transparent and easy for shareholders to understand.

Each of the non-executive directors of the Corporation was paid directors' fees of $30,000 in the aggregate during the financial year ended December 31, 2008 (other than Richard J. Lachcik who waived his directors' fees). During the financial year ended December 31, 2008, the Corporation incurred legal expenses of $765,780 to Macleod Dixon LLP, which acts as legal counsel to the Corporation. Richard J. Lachcik, a director of the Corporation, is a partner of Macleod Dixon LLP.

Non-executive directors are entitled to receive stock option grants under the Corporation's Stock Option Plan, as recommended by the Compensation Committee and determined by the Board. The exercise price of such stock options is determined by the Board, but shall in no event be less than the last closing price of the Common Shares on the Toronto Stock Exchange prior to the date the stock options are granted. See the disclosure below under "Terms of Stock Option Plan" for a summary of the terms of the Corporation's Stock Option Plan. No stock options of the Corporation were granted to the non-executive directors of the Corporation during the financial year ended December 31, 2008.

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Non-executive directors of the Corporation are also reimbursed for all reasonable out-of-pocket expenses incurred in attending Board or committee meetings and otherwise incurred in carrying out their duties as directors of the Corporation.

Executive directors of the Corporation (being Messrs. Prinsloo, Village and Kondrat) are compensated as employees of the Corporation and are not entitled to additional compensation for performance of director duties.

The Corporation maintains directors' and officers' liability insurance for the benefit of directors and officers of the Corporation carrying coverage in the amount of Cdn$10,000,000 as an aggregate limit of liability in each policy year. The total annual premium payable by the Corporation for the policy is Cdn$135,000 and there is a deductible in the amount of Cdn$250,000.

Director Summary Compensation Table

The following compensation table sets out the compensation paid to each of the Corporation's non-executive directors in the year ended December 31, 2008. See "Executive Compensation: Tables and Narrative - Summary Compensation Table" above for a details regarding the compensation paid to the Corporation's executive directors (being Messrs. Prinsloo, Village and Kondrat) as executives of the Corporation in respect of services rendered during 2008.

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	All other Compensation ($)	Total ($)
John A. Clarke	$30,000	N/A	Nil	N/A	Nil	$30,000
Peter N. Cowley	$25,000	N/A	Nil	N/A	Nil	$25,000
Piers A. Cumberlege	$30,000	N/A	Nil	N/A	Nil	$30,000
Richard J. Lachcik	N/A	N/A	Nil	N/A	Nil (1)	N/A
Bernard R. van Rooyen	$30,000	N/A	Nil	N/A	Nil	$30,000

(1)

See the disclosure above under "Director Compensation" with respect to the legal expenses incurred by the Corporation to Macleod Dixon LLP in 2008. Mr. Lachcik is a partner of Macleod Dixon LLP, which acts as legal counsel to the Corporation.

Incentive Plan Awards

The following table provides details regarding the outstanding option and share based awards held by non-executive directors of the Corporation as at December 31, 2008. See "Executive Compensation - Incentive Plan Awards" above for a details regarding the outstanding stock options held by the Corporation's executive directors (being Messrs. Prinsloo, Village and Kondrat) as at December 31, 2008.

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Outstanding share-based awards and option-based awards
	Option-based Awards					Share-based Awards
Name	Option grant date	Number of securities underlying unexercised options (1) (#)	Option exercise price (Cdn$)	Option expiration date	Aggregate value of unexercised in-the-money options(2) (Cdn$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
John A. Clarke	Dec. 18, 2006	20,000	$15.00	Dec. 18, 2011	Nil	N/A	N/A
	Feb. 3, 2004	100,000 (3)	$3.00	Feb. 3, 2009	Nil
Peter N. Cowley	Dec. 18, 2006	130,000	$15.00	Dec. 18, 2011	Nil	N/A	N/A
	Oct. 24, 2006	85,000	$13.52	Oct. 24, 2011	Nil
	Jan. 21, 2004	200,000	$3.00	Jan. 21, 2010	Nil
Piers A. Cumberlege	Dec. 18, 2006	20,000	$15.00	Dec. 18, 2011	Nil	N/A	N/A
	Oct. 24, 2006	50,000	$13.52	Oct. 24, 2011	Nil
Richard J. Lachcik	Dec. 18, 2006	20,000	$15.00	Dec. 18, 2011	Nil	N/A	N/A
	Feb. 11, 2005	40,000	$4.70	Feb. 10, 2010	Nil
Bernard R. van Rooyen	Dec. 18, 2006	20,000	$15.00	Dec. 18, 2011	Nil	N/A	N/A
	Feb. 11, 2005	30,000	$4.70	Feb. 10, 2010	Nil

(1)

For stock options granted after January 16, 2006, 3/4 of the stock options granted to each optionee vest on the 12 month anniversary of the grant date and the balance vest on the 18 month anniversary of the grant date. For stock options granted prior to January 16, 2006, 1/4 of the stock options granted to each optionee vested on the grant date and a further 1/4 of such stock options vested on each of the 6 month, 12 month and 18 month anniversaries of the grant date.

(2)	This is based on the closing sale price per share of the Common Shares on December 31, 2008 of Cdn$1.25 as reported by the Toronto Stock Exchange.

(3)	All of these options expired on February 3, 2009 without being exercised.

See the disclosure below under "Terms of Stock Option Plan" and "Securities Issuable Under Equity Compensation Plans"for details regarding the Corporation's Stock Option Plan.

The following table provides details regarding outstanding option-based awards, share-based awards and non-equity incentive plan compensation in respect of the non-executive directors of the Corporation, which vested and/or were earned during the year ended December 31, 2008:

Incentive plan awards - value vested or earned during the year
Name	Option-based awards - Value vested during the year (1) ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
John A. Clarke	Nil	N/A	N/A
Peter N. Cowley	Nil	N/A	N/A
Piers A. Cumberlege	Nil	N/A	N/A

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Incentive plan awards - value vested or earned during the year
Name	Option-based awards - Value vested during the year (1) ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Richard J. Lachcik	Nil	N/A	N/A
Bernard R. van Rooyen	Nil	N/A	N/A

(1)	Identifies the aggregate dollar value that would have been realized by the director if the director had exercised all options exercisable under the option-based award on the vesting date(s) thereof.

SECURITIES ISSUABLE UNDER EQUITY COMPENSATION PLANS

The following table sets forth, as at December 31, 2008, the number of Common Shares to be issued upon the exercise of outstanding options, warrants and rights issued pursuant to equity compensation plans, the weighted average exercise price of such outstanding options, warrants and rights and the number of Common Shares remaining available for future issuance under equity compensation plans of the Corporation.

Plan Category	Number of common shares to be issued upon exercise of options, warrants and rights outstanding as at Dec. 31, 2008	Weighted-average exercise price of options, warrants and rights outstanding as at Dec. 31, 2008	Number of common shares remaining available for future issuance under equity compensation plans as at Dec. 31, 2008 (excluding shares reflected in the first column)
Equity compensation plans approved by shareholders(1)	3,524,750 (2)	Cdn$9.74	204,000 (2)
Equity compensation plans not approved by shareholders	n/a	n/a	n/a
Total	3,524,750 (2)	Cdn$9.74	204,000 (2)

(1)

The only equity compensation plan of the Corporation approved by shareholders is the Corporation's Stock Option Plan. See the disclosure below under "Terms of Stock Option Plan" for a summary of the terms of such plan.

(2)

See the disclosure below under "Terms of Stock Option Plan" for information relating to stock options of the Corporation outstanding as at the date of this Circular and stock options available for future grants as at the date of this Circular.

TERMS OF STOCK OPTION PLAN

The rules of the Toronto Stock Exchange (the "TSX") provide that listed issuers must disclose on an annual basis, in their information circulars or other annual disclosure document distributed to all security holders, the terms of their security based compensation arrangements. The following summarizes the terms of the Corporation's Stock Option Plan (the "Option Plan"):

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(a)

Stock options may be granted from time to time by the Board to such directors, officers, employees and consultants of the Corporation or a subsidiary of the Corporation, and in such numbers, as are determined by the Board at the time of the granting of the stock options.

(b)

The total number of Common Shares issuable upon the exercise of all outstanding stock options granted under the Option Plan shall not at any time exceed 12% of the total number of outstanding Common Shares (this provision of the Option Plan is subject to shareholder approval; see the disclosure in this Circular under "Amendment to Stock Option Plan" for additional information with respect to this matter). 12% of the number of Common Shares outstanding as of the date of this Circular is equal to 7,497,952 Common Shares.

(c)

There are currently outstanding under the Option Plan 6,392,750 stock options entitling the holders to purchase an aggregate of 6,392,750 Common Shares (which is equal to 10.23% of the number of Common Shares which are currently outstanding). 3,185,000 of the currently outstanding stock options were granted subject to and conditional upon the Plan Amendment being approved by the Corporation's shareholders and by the Toronto Stock Exchange. See the disclosure in this Circular under "Amendment to Stock Option Plan" for additional information relating the these stock options. Subject to the Plan Amendment being approved by the Corporation's shareholders and by the Toronto Stock Exchange, the number of new stock options currently available for future grants under the Option Plan is stock options to purchase an aggregate of 1,105,202 Common Shares (which is equal to 1.77% of the number of Common Shares which are currently outstanding).

(d)

The exercise price of each stock option shall be determined in the discretion of the Board at the time of the granting of the stock option, provided that the exercise price shall not be lower than the "Market Price". "Market Price" means the last closing price of the Common Shares on the TSX prior to the date the stock option is granted.

(e)

All stock options shall be for a term (the "Term") determined in the discretion of the Board at the time of the granting of the stock options, provided that no stock option shall have a Term exceeding ten years and, unless otherwise determined by the Board in its discretion in accordance with the terms of the Option Plan as referred to in the next paragraph below, a stock option and all rights to purchase Common Shares pursuant thereto shall expire and terminate immediately upon the optionee who holds such stock option ceasing to be at least one of a director, officer, employee or consultant of the Corporation or a subsidiary of the Corporation for any reason whatsoever.

Provided a departing optionee has been with the Corporation for at least 12 months, the Board may in its discretion determine that any vested stock options held by such departing optionee will continue to be exercisable after the departure from the Corporation of the optionee for a period of time not to exceed the balance of the Term of such stock options.

(f)

Unless otherwise determined by the Board, 3/4 of the stock options granted pursuant to the Option Plan vest on the 12 month anniversary of their grant date and the remaining 1/4 of such stock options vest on the 18 month anniversary of the grant date.

(g)	Except in limited circumstances in the case of the death of an optionee, stock options shall not be assignable or transferable.

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(h)

Disinterested shareholder approval is required prior to any reduction in the exercise price of a stock option or any extension of the Term of a stock option if the optionee holding such stock option is an insider of the Corporation.

(i)

There are no restrictions in the Option Plan on (i) the number of stock options that may be granted to any one person or company, or (ii) the number of stock options that may be granted to insiders of the Corporation.

(j)

In the event a "take-over bid" (as such term is defined under Ontario securities laws) is made in respect of the Common Shares, all unvested stock options shall become exercisable (subject to any necessary regulatory approval) so as to permit the holders of such stock options to tender the Common Shares received upon exercising such stock options pursuant to the take-over bid.

(k)

The Corporation may amend from time to time or terminate the terms and conditions of the Option Plan by resolution of the Board. Any amendments shall be subject to the prior consent of all applicable regulatory bodies, including the TSX. Amendments and termination shall take effect only with respect to stock options granted thereafter, provided that they may apply to any stock options previously granted with the mutual consent of the Corporation and the optionees holding such stock options. The Board has the authority to approve amendments relating to the Option Plan or to stock options, without further approval of the Corporation's shareholders, to the extent that such amendments relate to:

(i)	altering the terms of vesting applicable to any stock options;

(ii)	changes to the date a stock option terminates upon the optionee ceasing to be a director, officer, employee or consultant of the Corporation or any of its subsidiaries;

(iii)

extending the Term of any stock options held by a person other than a person who, at the time of the extension, is an insider of the Corporation, provided that the Term does not extend beyond ten years from the date of grant;

(iv)	accelerating the expiry date in respect of stock options;

(v)

determining the adjustment provisions pursuant to section 10 of the Option Plan (section 10 of the Option Plan provides, among other things, that, in the event of any change in the Corporation's common shares through subdivision, consolidation, amalgamation, merger or otherwise, then in any such case the Board may make such adjustment in the Option Plan and in the stock options granted under the Option Plan as the Board may in its sole discretion deem appropriate to prevent substantial dilution or enlargement of the rights granted to, or available for, holders of stock options);

(vi)	amending the definitions contained in the Option Plan; or

(vii)	amendments of a "housekeeping" nature.

(l)

The Board has full and final discretion to interpret the provisions of the Option Plan, and all decisions and interpretations made by the Board shall be binding and conclusive upon the Corporation and all optionees, subject to shareholder approval if required by the TSX.

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INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As of the date of this Circular, no current or former executive officer, director or employee of the Corporation or a subsidiary of the Corporation, or associate of any such person, is indebted to the Corporation or a subsidiary of the Corporation.

As of the date of this Circular, no current or former executive officer, director or employee of the Corporation or a subsidiary of the Corporation, or associate of any such person, has indebtedness to another entity which is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or a subsidiary of the Corporation.

During the fourth quarter of 2007, BRC DiamondCore Ltd. (formerly named BRC Diamond Corporation) ("BRC") obtained a Cdn$3,000,000 credit line (the "Loan Facility") from a Canadian financial institution which bears interest at prime rate plus 1% per annum. During the first quarter of 2008, the Loan Facility was increased from Cdn$3,000,000 to Cdn$6,000,000. The Loan Facility is guaranteed by the Corporation. This guarantee is secured by way of a pledge of the Corporation's investments with the said financial institution. BRC had agreed with the Corporation to pay all amounts outstanding under the Loan Facility and to terminate the Loan Facility by July 28, 2008. As at the date of this Circular, BRC has not repaid all amounts outstanding under the Facility. As at April 30, 2009, there was outstanding under the Loan Facility principal in the amount of Cdn$5,850,000 and accrued interest in the amount of Cdn$409,968 (the indebtedness outstanding under the Loan Facility as at December 31, 2008 was Cdn$6,180,772, which included accrued interest of Cdn$330,772). Until February 2008, BRC was an "associate" (within the meaning of applicable securities laws) of Arnold T. Kondrat (who is Executive Vice President and a director of the Corporation) by virtue of Mr. Kondrat holding more than 10% of the outstanding shares of BRC. Mr. Kondrat currently holds less than 10% of the outstanding shares of BRC, such that BRC is no longer an "associate" (within the meaning of applicable securities laws) of Mr. Kondrat.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as described below, no director or officer of the Corporation, no person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding Common Shares (a "10% Shareholder"), no director or officer of a 10% Shareholder or of a subsidiary of the Corporation and no associate or affiliate of any of the foregoing persons or companies, has or has had any material interest, direct or indirect, in any transaction since the beginning of the Corporation's financial year ended December 31, 2008 or in any proposed transaction which, in either case, has materially affected or will materially affect the Corporation or any of its subsidiaries.

In September 2008, the Corporation completed an equity financing which involved (including the exercise by the underwriters of an over-allotment option) the issue and sale of a total of 12,000,000 units of the Corporation at a price of $1.75 per unit for total gross proceeds of $21,000,000, with each such unit consisting of one common share of the Corporation and one-half of one warrant of the Corporation (with each whole warrant entitling the holder to purchase one common share of the Corporation at a price of $2.20 until September 17, 2011). The Corporation understands that Tradewinds Accounts (see the disclosure in this Circular under "Voting Securities and Principal Holders Thereof") purchased units under this financing. Arnold T. Kondrat (Executive Vice President and a director of the Corporation) purchased 5,000 units under this financing and Donat K. Madilo (Chief Financial Officer of the Corporation) purchased 10,000 units under this financing.

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In February 2009, the Corporation completed an equity financing which involved the issue and sale of a total of 10,000,000 common shares of the Corporation at a price of $1.40 per share for total gross proceeds of $14,000,000. The Corporation understands that Tradewinds Accounts purchased shares under this financing. Michael J. Prinsloo (President, Chief Executive Officer and a director of the Corporation) purchased 100,000 shares under this financing and Simon F.W. Village (Chairman of the Board and a director of the Corporation) purchased 117,750 shares under this financing.

The address of Tradewinds is 2049 Century Park East, 20th Floor, Los Angeles, California, 90067. The address of each of Mr. Kondrat and Mr. Madilo is Suite 7070, 1 First Canadian Place, 100 King Street West, Toronto, Ontario, M5X 1E3. The address of Mr. Prinsloo is Ruimsig Office Estate, Building 6, Unit 3, 193 Hole-in-One Street, Ruimsig, Roodepoort, Gauteng, South Africa. The address of Mr. Village is 6 The Old Yard, Rectory Lane, Brasted, Kent, United Kingdom, TN16 1JP.

FINANCIAL STATEMENTS

The audited consolidated financial statements of the Corporation as at and for the financial year ended December 31, 2008 (the "2008 Financial Statements"), together with the auditors' report thereon, will be placed before the Meeting. A copy of the 2008 Financial Statements is attached to this Circular as Exhibit 2.

CORPORATE GOVERNANCE DISCLOSURE

The Corporation's Board is committed to sound corporate governance practices, which are both in the interest of its shareholders and contribute to effective and efficient decision making.

National Instrument 58-101 (which is entitled "Disclosure of Corporate Governance Practices") provides that the corporate governance disclosure required by Form 58-101F1 must be included in this Circular. The following addresses the items identified in Form 58-101F1.

Board of Directors

A director is considered "independent" if he has no direct or indirect material relationship with the Corporation. A "material relationship" is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director's independent judgment. There are also certain circumstances which are deemed to establish a "material relationship" for the purpose of determining independence under National Instrument 58-101. The Board consists of eight persons, three of whom have been determined to be independent within the meaning of National Instrument 58-101 and five of whom have been determined to not be independent within the meaning of National Instrument 58-101. John A. Clarke, Piers A. Cumberlege and Bernard R. van Rooyen have been determined to be independent within the meaning of National Instrument 58-101. Michael J. Prinsloo (who is President and Chief Executive Officer of the Corporation), Arnold T. Kondrat (who is Executive Vice President of the Corporation), Simon F.W. Village (who is Chairman of the Board of the Corporation), Richard J. Lachcik (who is a partner of Macleod Dixon LLP, which acts as counsel to the Corporation) and Peter N. Cowley (who was President of the Corporation until March 2008) have been determined to not be independent within the meaning of National Instrument 58-101.

The Board facilitates its exercise of independent judgment in carrying out is responsibilities by maintaining three independent directors and by having each committee of the Board comprised only of independent directors. The Board also believes that the fiduciary duties placed on individual directors by

30

the Canada Business Corporations Act (the Corporation's governing corporate legislation) and by the common law and the restrictions placed by such legislation on an individual directors' participation in decisions of the Board in which the director has an interest ensure that the Board operates independently of management and in the best interests of the Corporation.

The independent directors of the Corporation do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. However, to facilitate open and frank discussion among its independent directors, the Board has adopted a practice of setting aside time at each meeting of the Board for the independent directors to hold discussions without management present. As well, an in camera session is held, without management present, at each Audit Committee meeting with the external auditors of the Corporation (when the auditors are present at the meeting).

The Corporation's Chairman of the Board, Simon F.W. Village, is not an independent director.

Directorships

The following directors of the Corporation are presently directors of other issuers that are reporting issuers (or the equivalent):

Name of Director	Names of Other Issuers
John A. Clarke	Nevsun Resources Ltd. Mediterranean Resources Ltd.
Peter N. Cowley	Cluff Gold plc
Piers A. Cumberlege	None
Arnold T. Kondrat	Loncor Resources Inc. BRC DiamondCore Ltd. Gentor Resources, Inc.
Richard J. Lachcik	Loncor Resources Inc. South American Gold & Copper Company Limited United Reef Limited
Michael J. Prinsloo	None
Bernard R. van Rooyen	Mvelaphanda Resources Limited Northam Plantinum Limited Trans Hex Groep Beperk
Simon F.W. Village	BRC DiamondCore Ltd.

Meetings of the Board of Directors

The frequency of Board meetings and the nature of the meeting agendas depend upon the nature of the business and affairs of the Corporation from time to time. During the financial year ended December 31, 2008, the Board held five meetings, and during 2009 up to the date of this Circular there

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have been three Board meetings. In addition to the business conducted at such meetings, various other matters were approved by written resolution signed by all members of the Board.

Director Attendance at Board Meetings During 2008 and 2009
Name	Meetings Attended #	Percentage of Meetings Attended %
John A. Clarke	5	63
Peter N. Cowley	7	88
Piers A. Cumberlege	7	88
Arnold T. Kondrat	8	100
Richard J. Lachcik	8	100
Michael J. Prinsloo	8	100
Bernard R. van Rooyen	8	100
Simon F.W. Village	8	100

Board Mandate

The Board does not have a written mandate. In broad terms, the Board is responsible for the overall stewardship of the Corporation and, as such, supervises the management of the business and affairs of the Corporation. More specifically, the Board is responsible for reviewing the strategic business plans and corporate objectives, and approving financings and acquisitions, dispositions, investments, capital expenditures and other transactions and matters that are thought to be material to the Corporation. The Board is also responsible for approving the appointment of officers, stock option grants, financial statements and proxy materials.

Position Descriptions

The Board has not developed written position descriptions for the Chairman of the Board, the chair of each Board committee or the Chief Executive Officer of the Corporation. Michael J. Prinsloo, the Corporation's President and Chief Executive Officer, is responsible for the day-to-day operations of the Corporation. Mr. Prinsloo and other members of senior management, including Simon F.W. Village, the Corporation's Chairman of the Board, undertake a significant role in the long range planning and corporate finance activities of the Corporation. The Chairman of the Board also chairs all meetings of the Board and is responsible for managing the affairs of the Board, including ensuring the Board is organized properly, functions effectively and meets its obligations and responsibilities.

Both of the Board's committees, the Audit Committee and the Compensation Committee, have charters which set out their respective roles and responsibilities.

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Orientation and Continuing Education

Due to the size of the Board, no formal program currently exists for the orientation of new directors. Each new director brings a different skill set and professional background, and with this information, the Board is able to determine what orientation regarding (a) the role of the Board, its committees and its directors, and (b) the nature and operations of the Corporation's business, will be necessary and relevant to each new director.

No formal continuing education program currently exists for the Corporation's directors. Each of the Corporation's directors has the responsibility for ensuring that he maintains the skill and knowledge necessary to meet his obligations as a director. The Corporation's legal counsel advises the Board on any changes in laws or regulations relevant to the duties and responsibilities of directors.

Ethical Business Conduct

The Board has adopted a code of business conduct and ethics for directors, officers and employees (the "Code"). A copy of the Code may be obtained from the Chief Financial Officer of the Corporation at (416) 366-2221 and is also available on SEDAR at www.sedar.com. Each director, officer and employee of the Corporation is provided with a copy of the Code and is required to confirm annually that he or she has complied with the Code. Any observed breaches of the Code must be reported to the Corporation's Chief Executive Officer.

There have been no material change reports filed since the beginning of the Corporation's most recently completed financial year that pertains to any conduct of a director or executive officer of the Corporation that constitutes a departure from the Code.

In accordance with the Canada Business Corporations Act (the Corporation's governing corporate legislation), directors of the Corporation who are a party to, or are a director or an officer of or have a material interest in a party to, a material contract or material transaction or a proposed material contract or proposed material transaction, are required to disclose the nature and extent of their interest and not to vote on any resolution to approve the contract or transaction. In addition, in certain cases, an independent committee of the Board may be formed to deliberate on such matters in the absence of the interested party.

The Board has also adopted a "whistleblower" policy which provides employees, consultants, officers and directors with the ability to report, on a confidential and anonymous basis, violations within the Corporation's organization including, (but not limited to), questionable accounting practices, disclosure of fraudulent or misleading financial information, instances of corporate fraud, or harassment. The Board believes that providing a forum for such individuals to raise concerns about ethical conduct and treating all complaints with the appropriate level of seriousness fosters a culture of ethical business conduct. The Board has also adopted an insider trading policy to encourage and promote a culture of ethical business conduct.

Nomination of Directors

The Board has not appointed a nominating committee and does not believe that such a committee is warranted at the present time. The Board determines new nominees to the Board, although a formal process has not been adopted. The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members and officers.

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Compensation

See the disclosure in this Circular under "Executive Compensation".

Other Board Committees

The Board does not have any standing committees other than the Audit Committee and the Compensation Committee.

Assessments

The Board monitors but does not formally assess the effectiveness and contribution of the Board, its committees and individual Board members. To date, the Board has satisfied itself, through informal discussions, that the Board, its committees and individual Board members are performing effectively.

U.S. CORPORATE GOVERNANCE MATTERS

The Common Shares are listed on the NYSE Amex (the "Amex"). The Amex Company Guide permits the Amex to consider the laws, customs and practices of foreign issuers in relaxing certain Amex listing criteria, and to grant exemptions from Amex listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Corporation's governance practices differ from those followed by U.S. domestic companies pursuant to Amex standards is as follows:

Shareholder Meeting Quorum Requirement: Amex minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock. In addition, a company listed on Amex is required to state its quorum requirement in its by-law. The Corporation's quorum requirement is set forth in its by-law, which provides that a quorum for the transaction of business at any meeting of shareholders shall be two persons entitled to vote thereat present in person or represented by proxy.

Proxy Delivery Requirement: Amex requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Corporation is a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Corporation are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Corporation solicits proxies in accordance with applicable rules and regulations in Canada.

Independence of Directors: Amex requires that the majority of a company's directors be independent. Under Canadian securities law, subject to certain exceptions, at least three directors of the Corporation must be independent. The Corporation does not have a majority of independent directors, but has three independent directors and satisfies Canadian securities law requirements and the rules of the Toronto Stock Exchange.

Shareholder Approval Requirements: Amex requires a listed company to obtain the approval of its shareholders for certain types of securities issuances, including private placements that may result in the issuance of common shares (or securities convertible into common shares) equal to 20% or more of presently outstanding shares for less than the greater of book or market value of the shares. In general, the rules of the Toronto Stock Exchange are similar, but there are some differences including the threshold for shareholder approval set at greater than 25% of outstanding shares. The Corporation will

34

seek a waiver from Amex's shareholder approval requirements in circumstances where the securities issuance does not trigger such a requirement under the rules of the Toronto Stock Exchange.

ADDITIONAL INFORMATION

Financial information relating to the Corporation is provided in the 2008 Financial Statements and the Corporation's management's discussion and analysis relating to such financial statements (the "2008 MD&A"). Copies of this Circular (including the 2008 Financial Statements attached hereto), the 2008 MD&A, the interim consolidated financial statements of the Corporation subsequent to the 2008 Financial Statements and the Corporation's management's discussion and analysis relating to such interim financial statements, as well as additional information relating to the Corporation, are available on SEDAR at www.sedar.com. Copies of such documents may also be obtained without charge by writing to the Chief Financial Officer of the Corporation at Suite 7070, 1 First Canadian Place, 100 King Street West, Toronto, Ontario, M5X 1E3.

A proposal for any matter that a shareholder proposes to raise at the next annual meeting of shareholders of the Corporation must be submitted to the Corporation at least 90 days before the anniversary date of the Notice (that is, at least 90 days before the anniversary date of May 13, 2009) and must comply with the other requirements of the Canada Business Corporations Act relating to proposals.

DIRECTORS' APPROVAL

The contents of this Circular and the sending thereof to the shareholders of the Corporation have been approved by the Board. Unless otherwise indicated, information contained in this Circular is given as of May 13, 2009.

DATED at Toronto, Ontario the 13th day of May, 2009.

BY ORDER OF THE BOARD

(signed)

Donat K. Madilo

Chief Financial Officer

EXHIBIT 1

BANRO CORPORATION

Suite 7070, 1 First Canadian Place

100 King Street West

Toronto, Ontario M5X 1E3

CHANGE OF AUDITORS NOTICE

This notice is provided by Banro Corporation (the "Company") pursuant to the requirements of section 4.11 of National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102").

At the request of the Company, BDO Dunwoody LLP ("BDO"), Chartered Accountants, have resigned as the auditors of the Company. Such resignation was effective April 27, 2009.

The board of directors of the Company has appointed Deloitte & Touche LLP, Chartered Accountants, as the new auditors of the Company to fill the vacancy created by the resignation of BDO.

The resignation of BDO as auditors of the Company and the appointment of Deloitte & Touche LLP as the successor auditors of the Company, have been considered and approved by the board of directors of the Company on the recommendation of the audit committee of the board of directors of the Company.

There were no reservations in BDO's report on any of the financial statements of the Company relating to the period commencing on January 1, 2007 and ending on the date of BDO's resignation as auditors of the Company.

There were no "reportable events" (as such term is defined in NI 51-102) prior to the resignation of BDO as auditors of the Company.

DATED the 27th day of April, 2009.

BANRO CORPORATION
Per:	(signed)"Donat K. Madilo"
Name: Donat K. Madilo
Title: Chief Financial Officer

BDO Dunwoody LLP
Chartered Accountants
and Advisors

Royal Bank Plaza
P.O. Box 32
Toronto Ontario Canada M5J 2J8
Telephone: 416.865.0200
Fax: 416.865.0887

www.bdo.ca

April 28, 2009

Alberta Securities Commission
4th Floor, 300-5th Avenue SW
Calgary, AB T2P 3C4

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
9th Floor, 701 West Georgia Street
Vancouver, B.C. V7Y 1L2

Manitoba Securities Commission
500-400 St. Mary Avenue
Winnipeg, MB R3C 4K5

Saskatchewan Financial Services Commission
6th Floor, 1919 Saskatchewan Drive
Regina, SK S4P 3V7

Ontario Securities Commission
20 Queen Street West, Suite 1903
Toronto, ON, M5H 3S8

New Brunswick Securities Commission
133 Prince William St., Suite 606
Saint John, NB E2L 2B5

Nova Scotia Securities Commission
2nd Floor, Joseph Howe Building
1690 Hollis Street
Halifax, NB B3J 3J9

Prince Edward Island
Attorney General Securities Division
95 Rochford Street, 4th Floor Shaw Building
Charlottetown, PEI C1A 7N8

Securities Commission of Newfoundland
and Labrador
P.O. Box 8700, 2nd Floor, West Block
Confederation Building
St. John's, NFLD A1B 4J6

Dear Sirs:

Re: Banro Corporation

We have read the Notice of Change of Auditors of Banro Corporation dated April 27, 2009 ("Notice") delivered to us pursuant to Section 4.11 of National Instrument 51-102. We confirm that we are in agreement with the information contained in the Notice.

Yours very truly,

BDO Dunwoody LLP

Chartered Accountants, Licensed Public Accountants

BDO Dunwoody LLP is a Limited Liability Partnership registered in Ontario

EXHIBIT 2

Consolidated Financial Statements

For the years ended December 31, 2008 and 2007

(Expressed in U.S. dollars)

Banro Corporation

Consolidated Financial Statements

For the years ended December 31, 2008 and 2007

(Expressed in U.S. dollars)

Contents

Auditors’ report	3

Consolidated Financial Statements

Balance Sheets	4

Statements of Operations and Other Comprehensive Loss	5

Statements of Changes in Shareholders’ Equity	6

Statements of Cash Flows	7

Summary of Significant Accounting Policies	8-12

Notes to Financial Statements	13-36

Auditors’ Report

To the Shareholders of

Banro Corporation

We have audited the consolidated balance sheets of Banro Corporation as at December 31, 2008 and 2007 and the consolidated statements of operations and other comprehensive loss, changes in shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2008 in accordance with Canadian generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as at December 31, 2008, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organization of the Treadway Commission (COSO), and our report dated March 26, 2009 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

(Signed) BDO Dunwoody LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Ontario

March 26, 2009

Comments by Auditors for U.S. Readers on Canada - U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when changes in accounting policies, such as those described in the summary of significant accounting policies, has a material effect on the consolidated financial statements. Our report to the shareholders dated March 26, 2009, is expressed in accordance with Canadian reporting standards which do not require a reference to such events and in the auditors’ report when these are adequately disclosed in the consolidated financial statements.

(Signed) BDO Dunwoody LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Ontario

March 26, 2009

Banro Corporation

Consolidated Balance Sheets

(Expressed in U.S. dollars)

	December 31, 2008	December 31, 2007

Assets
Current
Cash	$ 2,353,600	$ 2,167,013
Short term investments (Notes 2 and 12)	-	26,713,091
Accounts receivable and prepaid expenses	361,799	414,572
	2,715,399	29,294,676

Restricted cash (Notes 2 and 12)	5,074,414	3,049,500
Investments (Note 3)	764,145	3,507,960
Property, plant and equipment (Note 4)	828,344	916,880
Deferred exploration expenditures (Note 5)	105,891,819	64,087,344

	$ 115,274,121	$ 100,856,360
Liabilities and Shareholders’ Equity
Current
Accounts payable	$ 4,295,184	$ 3,597,956

Commitments and guarantees (Notes 8 and 12)
Shareholders’ equity
Share capital	158,527,626	136,593,491
Contributed surplus	14,761,134	14,000,674
Accumulated other comprehensive income	-	503,570
Deficit	(62,309,823)	(53,839,331)

	110,978,937	97,258,404

	$ 115,274,121	$ 100,856,360

On behalf of the Board

(signed) “Michael J. Prinsloo”	Director	(signed) “Arnold T. Kondrat”	Director
Michael J. Prinsloo		Arnold T. Kondrat

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Banro Corporation

Consolidated Statements of Operations and Other Comprehensive Loss

(Expressed in U.S. dollars)

For the years ended December 31	2008	2007	2006

Expenses
Professional fees	$ 686,249	$ 626,859	$ 686,376
Consulting fees	651	43,380	245,435
Office and sundry	894,523	886,407	787,747
Salary	2,101,014	1,653,228	1,306,412
Employee stock based compensation	1,429,438	5,734,295	1,167,062
Travel	557,466	685,306	451,291
Shareholder relations and promotion	454,533	554,805	833,212
Directors fees	115,000	90,000	30,000
Interest and bank charges	25,038	21,398	17,377
Amortization	32,106	24,362	21,520
Foreign exchange loss (gain)	709,115	(3,276,337)	597,605

	(7,005,133)	(7,043,703)	(6,144,037)
Interest income	433,560	2,007,426	1,987,420

Loss from operations	(6,571,573)	(5,036,277)	(4,156,617)

Share of equity loss of BRC DiamondCore Ltd. (Note 3a)	(14,256)	(480,271)	(416,720)
Gain on dilution of interest in BRC DiamondCore Ltd. (Note 3a)	11,363,090	1,124,779	1,514,962
Reduction in value of investment in BRC other than temporary (Note 3a)	(13,247,753)	-	-
Gain on sale of investment in NBI (Note 3(c))	-	9,412	-
Effect of deconsolidation of Loncor (Note 3(b))	-	66,552	-

Net loss for the year	(8,470,492)	(4,315,805)	(3,058,375)

Fair value adjustment on investment available-for-sale	(13,247,753)	-	-
Reduction in value of investment in BRC other than temporary (Note 3a)	13,247,753	-	-
Translation of equity investment with Canadian dollar functional currency to U.S. dollar reporting currency	-	496,286	(16,165)

Net loss and other comprehensive loss for the year	$(8,470,492)	$ (3,819,519)	$ (3,074,540)

Deficit, beginning of the year	$(53,839,331)	$(49,523,526)	$(46,465,151)
Net loss for the year	(8,470,492)	(4,315,805)	(3,058,375)
Deficit, end of year	$(62,309,823)	$(53,839,331)	$ (49,523,526)
Loss per share (Note 6(e))	$ (0.19)	$ (0.11)	$ (0.08)

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Banro Corporation

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in U.S. dollars)

	Number of Shares	(Note 6) Amount	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit
December 31, 2005	32,711,688	$ 77,725,794	$ 5,407,283	$ 23,449	$ (46,465,151)
Share of BRC contributed surplus	-	-	179,759	-	-
Issuance of stock options	-	-	3,228,511	-	-
Options exercised	1,512,949	5,521,674	(1,941,702)	-	-
Issued during the year	4,376,000	46,934,352	-	-	-
Translation of equity investment	-	-	-	(16,165)	-
Net loss for the year	-	-	-	-	(3,058,375)

December 31, 2006	38,600,637	$ 130,181,820	$ 6,873,851	$ 7,284	$ (49,523,526)
Fair value adjustment on investment available-for-sale on January 1, 2007	-	-	-	(18,825)	-
Share of BRC contributed surplus (Note 3(a))	-	-	333,270	-	-
Issuance of stock options	-	-	9,751,397	-	-
Options exercised	1,259,500	6,411,671	(2,957,844)	-	-
Reversal of fair value upon disposition of investment available-for-sale	-	-	-	18,825	-
Translation of equity investment	-	-	-	496,286	-
Net loss for the year	-	-	-	-	(4,315,805)

December 31, 2007	39,860,137	$ 136,593,491	$ 14,000,674	$ 503,570	$ (53,839,331)
Transfer to investment for BRC upon loss of significant influence (Note 3a)	-	-	(333,270)	(503,570)	-
Issuance of stock options	-	-	1,924,641	-	-
Options exercised	622,801	3,734,757	(830,911)	-	-
Fair value adjustment on investment available-for-sale	-	-	-	(13,247,753)	-
Reduction in value of investment other than temporary (Note 3a)	-	-	-	13,247,753	-
Issued share capital	12,000,000	21,000,000	-	-	-
Financing costs	-	(2,800,622)	-	-	-
Net loss for the year	-	-	-	-	(8,470,492)

December 31, 2008	52,482,938	$ 158,527,626	$ 14,761,134	$ -	$ (62,309,823)

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Banro Corporation

Consolidated Statements of Cash Flows

(Expressed in U.S. dollars)

For the years ended December 31	2008	2007	2006

Cash provided by (used in)

Operating activities
Net loss for the year	$ (8,470,492)	$ (4,315,805)	$ (3,058,375)
Adjustments to reconcile loss to net cash provided by operating activities
Unrealized foreign exchange loss (gain)	466,550	(6,050,315)	644,293
Share of equity loss	14,256	480,271	416,720
Gain on dilution of interest	(11,363,090)	(1,124,779)	(1,514,962)
Reduction in value of BRC	13,247,753	-	-
Value of options issued (Note 6(d))	1,429,438	5,087,460	1,167,062
Amortization	32,106	24,362	21,520
Gain on disposition of investment in NBI	-	(9,412)	-
Gain on disposition of investment in Loncor	-	(66,552)	-
Changes in non-cash working capital
Accounts receivable and prepaid expenses	28,097	(135,123)	(148,953)
Accrued interest on short term investments	566,327	172,624	(558,576)
Accounts payable	780,522	738,999	1,437,386

	(3,268,533)	(5,198,270)	(1,593,885)
Investing activities
Acquisition of property, plant and equipment	(461,182)	(213,108)	(529,722)
Short term investments	25,690,243	13,313,313	(23,949,849)
Change in restricted cash	(2,024,914)	3,049,500	-
Investment and advances to BRC	8,057	(3,739)	387,310
Proceeds on sale of NBI	-	160,013	-
Proceeds on sale and advances (paid) to Loncor	-	413,156	(55,000)
Deferred exploration expenditures (Note 5)	(40,782,093)	(26,027,624)	(19,806,006)

	(17,569,889)	(9,308,489)	(43,953,267)
Financing activities
Common shares issued and exercise of stock options for cash (net)	21,103,225	4,671,648	50,757,431

Effect of foreign exchange on cash held in foreign currency	(78,216)	6,039,131	(899,223)
Net increase (decrease) in cash during the year	186,587	(3,795,980)	4,311,056
Cash, beginning of year	2,167,013	5,962,993	1,651,937
Cash, end of year	$2,353,600	$ 2,167,013	$ 5,962,993
Non-cash transactions (Note 11)

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

December 31, 2008, 2007 and 2006

Nature of Business

Banro Corporation’s (the “Company”) business focus is the exploration of mineral properties in the Democratic Republic of the Congo (the “Congo”). The Company was continued under the Canada Business Corporations Act on April 2, 2004. The Company was previously governed by the Ontario Business Corporations Act.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern, which assumes that the Company will continue in operation for a reasonable period of time and will be able to realize its assets and discharge its liabilities in the normal course of operations. The Company has not generated revenues from operations. As such, the Company’s ability to continue as a going concern depends on its ability to successfully raise additional financing. Although the Company has been successful in the past in obtaining financing and subsequently raised financing (Note 16), there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be available on acceptable terms.

Principles of Consolidation

These consolidated financial statements include the accounts of the Company, its wholly-owned subsidiary in the United States, Banro American Resources Inc., and its wholly-owned subsidiaries in the Congo, Banro Congo Mining SARL, Kamituga Mining SARL, Lugushwa Mining SARL, Namoya Mining SARL and Twangiza Mining SARL. All inter-company transactions and balances have been eliminated on consolidation.

Investments

Investments in companies subject to significant influence are accounted for using the equity method. Investments in companies where significant influence cannot be exerted are designated as available-for-sale. See Financial Instruments – recognition and measurement for further discussion.

Property, Plant and Equipment	Property, plant and equipment is recorded at cost less accumulated amortization. Amortization is recorded as follows:

Furniture and fixtures	-	20% declining balance	basis
Office equipment	-	Straight line over four years
Vehicles	-	Straight line over four years
Communication equipment	-	Straight line over four years
Field camps	-	Straight line over four years
Surveying equipment	-	Straight line over four years
Geochemistry	-	Straight line over four years
Field equipment	-	Straight line over four years
Leasehold improvements	-	Straight line over five years

Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

December 31, 2008, 2007 and 2006

Asset Impairment

The Company monitors events and changes in circumstances which may require an assessment of the recoverability of its long lived assets. If required, the Company would assess recoverability using estimated undiscounted future operating cash flows. If the carrying amount of an asset is not recoverable, an impairment loss is recognized in operations, measured by comparing the carrying amount of the asset to its fair value. No impairment losses were warranted or recorded for the years ended December 31, 2008 and 2007.

Foreign Currency Translation

These consolidated financial statements are expressed in the functional currency of the Company, United States dollars (“U.S.$”). The Company’s foreign operations are all considered integrated operations and are translated as follows: monetary assets and liabilities are translated at the spot rates of exchange in effect at the end of the year; non-monetary items are translated at historical exchange rates in effect on the dates of the transactions. Revenues and expense items are translated at average rates of exchange in effect during the year, except for amortization which is translated at its corresponding historical rate. Realized exchange gains and losses are included in the consolidated statements of operations and other comprehensive loss.

Deferred Exploration

Expenditures

Exploration costs relating to mineral properties and rights are deferred and carried as an asset until the results of the projects are known. As the Company currently has no operational income, any incidental revenues earned in connection with these properties or related exploration activities are applied as a reduction to capitalized exploration costs. If a property is determined to be non-commercial, non- productive or its value is impaired, those costs in excess of estimated recoveries are written off to operations.

Stock Options

The Company has a stock option plan, which is described in Note 6(d). The Company uses the fair value method of accounting for stock options granted to directors, officers and employees whereby the fair value of options granted is recorded as a compensation expense in the financial statements. Compensation expense on stock options granted to non-employees is measured at the earlier of the completion of performance and the date the options are vested using the fair value method and is recorded as an expense in the same period as if the Company had paid cash for the goods or services received. Any consideration paid by directors, officers, employees and consultants on exercise of stock options or purchase of shares is credited to share capital. Shares are issued from treasury upon the exercise of stock options.

Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

December 31, 2008, 2007 and 2006

Asset Retirement Obligations

The fair value of the liability of an asset retirement obligation is recorded when it is incurred and the corresponding increase to the asset is depreciated over the life of the asset. The liability is increased over time to reflect an accretion element considered in the initial measurement at fair value. The Company has no asset retirement obligations recorded on its balance sheet as at December 31, 2008 and 2007.

Financial Instruments – recognition

and measurement

Held-for-trading financial instruments which include cash and cash equivalents are initially measured at fair value and changes in fair value are recognized in net income for the period.

Loans and receivables, held-to-maturity financial instruments and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Gains or losses resulting from revaluation and impairment write-downs are recognized in net income for the period. The Company’s short term investments are classified as held-to maturity. Accounts receivable are classified as loans and receivables while accounts payable are classified as other financial liabilities.

Available-for-sale financial assets, which include the Company’s investment in BRC DiamondCore Ltd., are recorded at fair value, with unrealized changes in fair value recorded in other comprehensive income (loss) except for losses in value that are considered other than temporary. Impairment losses that are considered other than temporary were recorded in the statement of operations in the year the impairment occurs.

Income Taxes

The asset and liability method is used to determine income taxes. Pursuant to this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between financial statement carrying values and tax bases of assets and liabilities. Future tax assets and liabilities are measured using substantially enacted tax rates expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the substantive enactment date. Net future income tax assets are offset by valuation allowances to the extent that they are not more likely not to be realized.

Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

December 31, 2008, 2007 and 2006

Loss per Share

Loss per share calculations are based on the weighted average number of common shares and common share equivalents issued and outstanding during the year. Diluted earnings per share is calculated using the treasury method. The treasury method, which assumes that outstanding stock options with an average exercise price below market price of the underlying shares are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average market price of the common shares for the period.

Use of Estimates

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates and assumptions include those related to the recoverability of deferred exploration expenditures and assessment of other than temporary declines in investments.

Variable Interest Entities

Variable Interest Entities (“VIE’s”) are consolidated by the Company when it is determined that it will, as the primary beneficiary, absorb the majority of the VIE’s expected losses or expected residual returns. The Company currently does not have any VIE’s.

Future Accounting Standards

International Financial Reporting Standards (“IFRS”)

In February 2008, the Accounting Standards Board (“AcSB”) of the Canadian Institute of Chartered Accountants (“CICA”) confirmed that Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) for publicly accountable enterprises will be converged with International Financial Reporting Standards (“IFRS”) effective in the calendar year 2011. The conversion to IFRS will be required, for the Company, for interim and annual financial statements beginning on January 1, 2011. IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences on recognition, measurement and disclosures. In the period leading up to the conversion, the AcSB will continue to issue accounting standards that are converged with IFRS such as IAS 2 “Inventories” and IAS 38 “Intangible Assets”, thus mitigating the impact of adopting IFRS at the mandatory transition date. The Company will monitor changes arising from this convergence and as required by CSA Staff Notice 52-320.

Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

December 31, 2008, 2007 and 2006

Goodwill and intangible assets

In February 2008, the CICA issued accounting standard Section 3064, Goodwill and intangible assets, replacing Section 3062 Goodwill and intangible assets and Section 3450, Research and development costs. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. Section 3064 will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. The Company does not anticipate the adoption of this standard to have a significant impact on its consolidated financial statements.

Accounting Changes

Capital Disclosures

In February 2007, the CICA issued accounting standard Section 1535, Capital Disclosures which is effective for fiscal years beginning on or after October 1, 2007. Section 1535 requires disclosure of information that enables users of its financial statements to evaluate the entity’s objectives, policies and processes for managing capital. The Company adopted this standard commencing in the 2008 fiscal year. See Note 14 for additional details.

Financial Instruments – Disclosure and Presentation

In February 2007, the CICA issued accounting standards Section 3862, Financial Instruments – Disclosure and Section 3863, Financial Instruments – Presentation, which are effective for fiscal years beginning on or after October 1, 2007. Section 3862 requires financial statement disclosure to enable users to evaluate the significance of financial instruments for the Company’s financial position and performance and the nature and extent of risks arising from financial instruments that the Company is exposed to during the reporting period and at the balance sheet date and how the Company is managing those risks. Also, Section 3863’s purpose is to enhance the financial statement’s users understanding of the significance of the financial instruments to the Company’s financial position, performance and cash flows. The Company adopted this standard in the 2008 fiscal year. See Note 13 for additional details.

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

December 31, 2008, 2007 and 2006

1.	Interest in Congolese Subsidiaries

The Company operates primarily in one operating segment and its assets located in the Congo, including its interests in gold properties, may be subject to sovereign risks, including political and economic instability, government regulations relating to mining, military repression, civil disorder, currency fluctuations and inflation, all or any of which may impede the Company’s activities in this country or may result in the impairment or loss of part or all of the Company’s interest in the properties.

2.	Short Term Investments

The Company has invested in a Canadian dollar (“Cdn$”) discount note with an interest rate of 1.59%, maturity of January 20, 2009 and a market value of $1,996,620 (Cdn$ 2,431,937) (2007 - $11,275,006, Cdn$11,176,652). In 2008, the Company had investments in U.S.$ commercial paper and discount notes of $nil (2007 - $18,486,429). An amount of $1,995,757 (2007 - $3,049,500) outstanding in short-term investments has been reclassified to restricted cash in the balance sheet (see Note 12).

3.	Investments

(a)	Investment in BRC DiamondCore Ltd. (formerly BRC Diamond Corporation)

	December 31, 2008	December 31, 2007

BRC DiamondCore Ltd.	$ 764,145	$ 3,507,960

The Company owns 3,744,032 common shares, representing a 14.35% (December 31, 2007 – 27.43%) equity interest, in BRC DiamondCore Ltd. (“BRC”) with a quoted market value of $768,463 (December 31, 2007 - $26,438,856). In addition, an amount of $4,317 was payable to BRC with respect to the Company’s share of common expenses in the Congo. The principal business of BRC is the acquisition and exploration of diamond properties. As at December 31, 2008, the Company recognized an unrealized loss of $13,247,753 to other comprehensive income to adjust the Company’s investment in BRC to its fair market value of $768,463. During the fourth quarter of 2008, the global economic down-turn, the credit crisis and the lack of available financing in the market, collectively resulted in a significant decline in the price of many products and commodities, including rough diamonds. BRC as well as many junior mining companies, particularly in the diamond sector, were severely impacted by the decline in price of commodities which in turn resulted in a significant decline in their stock market values during 2008, including BRC’s. As a result, the Company recorded an impairment loss of $13,247,753 and transferred the full unrealized loss from other comprehensive income to net loss to reflect an other than temporary decline in value.

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

December 31, 2008, 2007 and 2006

3.	Investments (continued)

(a)	Investment in BRC DiamondCore Ltd. (formerly BRC Diamond Corporation) (continued)

On February 11, 2008, BRC completed the acquisition of all of the outstanding shares of Diamond Core Resources Limited (“Diamond Core”), a South African diamond exploration company. As the consideration for this acquisition, BRC issued to Diamond Core shareholders one common share of BRC for every 24.5 Diamond Core shares held (subject to the rounding of fractional shares), such that immediately following the completion of the acquisition, BRC had outstanding approximately 25.74 million shares and former Diamond Core shareholders held approximately 47% of BRC’s outstanding shares.

As a result of this transaction, the Company’s equity interest in BRC was reduced to approximately 14.55% and a dilution gain of $11,363,090 was recorded. The Company no longer exercises significant influence over the operations of BRC and therefore has reclassified this equity investment as available-for-sale.

Prior to February 11, 2008, the assets and liabilities of BRC are translated into U.S. $ at the year end rate of exchange for the purpose of incorporation into the Company’s consolidated financial statements, using the equity method. Accumulated exchange gains and losses arising from such translation are reported in the consolidated balance sheets under accumulated other comprehensive loss as a separate component of shareholders’ equity. As of December 31, 2007, the carrying value of the investment was $3,504,221. In addition, as at December 31, 2007, an amount of $3,739 was due from BRC with respect to the Company’s share of common expenses in the Congo.

In March 2007, BRC issued, by way of private placement, 1,000,000 of its common shares at a price of Cdn$5.00 per share for gross proceeds of Cdn$5,000,000. In addition, during 2007, BRC issued 227,600 common shares, on the exercise of broker warrants and stock options, for gross proceeds of Cdn$472,560. The Company did not participate in these financings and therefore its equity interest in BRC was reduced to 27.43%. This reduction in equity interest resulted in a dilution gain of $1,124,779.

In March 2006, BRC issued, by way of private placement, 1,900,000 of its common shares at a price of Cdn$3.50 per share for gross proceeds of Cdn$6,650,000. In April 2006, BRC issued 60,000 common shares, on the exercise of broker warrants, at a price of Cdn$2.50 per share for gross proceeds of Cdn$150,000. The Company did not participate in these financings and therefore its equity interest in BRC was reduced to 30.14%. This reduction in equity interest resulted in a dilution gain of $1,514,962.

The Company’s investment in BRC is summarized as follows:

December 31, 2007

Equity investment, beginning of year	$ 2,022,873
Share of loss	(480,271)
Gain on dilution of interest	1,124,779
Share of contributed surplus	333,270
Cumulative translation adjustment	503,570

Equity investment, end of year	$ 3,504,221
Amount due to BRC	3,739
$ 3,507,960

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

December 31, 2008, 2007 and 2006

3.	Investments (continued)

(a)	Investment in BRC DiamondCore Ltd. (formerly BRC Diamond Corporation) (continued)

BRC’s summarized consolidated balance sheet as at December 31, 2007 and income statements for the years ended December 31, 2007 and 2006, converted to U.S. $ at the year end rate of exchange, are as follows:
2007
Assets
Current assets	$ 1,346,209
Investment	-
Deferred charges	2,052,110
Mineral properties	14,313,184
Property, plant and equipment	598,877

18,310,380

Liabilities	(5,535,542)

Net Equity	$ 12,774,838

	2007	2006
Income Statement
Interest income	$ -	$ 336
Expenses	(1,848,313)	(887,642)
Loss on disposition of investment	(15,597)	-
Write-off of mineral claims	(16,440)	(355,531)

Net Loss	$ (1,880,350)	$ (1,242,837)

(b)	Investment in Loncor Resources Inc.

As at December 31, 2006, the Company owned 2,584,300 common shares, representing a 48.76% equity interest in Loncor Resources Inc. (“Loncor”), a mineral exploration company. On December 21, 2007, the Company sold back to Loncor all of its common shares of Loncor at fair value of Cdn$258,430. The Company received all amounts due from Loncor in the amount of $ 413,156.

On March 30, 2006, the Board of Directors of the Company approved the issue of common shares of the then wholly-owned subsidiary, Loncor, to an officer and director of the Company for cash consideration of Cdn$271,570. This resulted in the Company’s equity interest in Loncor being reduced from 100% to 48.76% and the Company no longer controlling this entity. As the Company continued to exercise significant influence over Loncor’s operations until its disposal in the current year, it changed the method of accounting for its investment in Loncor from the consolidation method to the equity method.

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

December 31, 2008, 2007 and 2006

3.	Investments (continued)

(b)	Investment in Loncor Resources Inc.(continued)

The Company’s investment in Loncor is summarized as follows:

December 31, 2007

Equity investment, beginning of year	$ 185,705
Share of loss	(100,356)
85,349
Disposition of investment	(256,156)
Gain on disposition of investment	170,807

Equity investment, end of year	-
Amount due from Loncor	-
$ -

Loncor’s summarized consolidated balance sheet as at December 31, 2007 and income statement for the years ended December 31, 2007 and 2006 are as follows:

December 31, 2007
Assets
Current assets	$ 57,067
Mineral properties	2,088,177
Property, plant and equipment	1,737

2,146,981

Liabilities	(2,176,348)

Net Deficiency	$ (29,367)

	December 31, 2007	December 31, 2006
Income Statement
Interest income	$ -	$ 18
Expenses	(1,497,283)	(363,528)
Charges capitalized to mineral properties	1,291,467	303,447

Net Loss	$ (205,816)	$ (60,063)

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

December 31, 2008, 2007 and 2006

3.	Investments (continued)

(c)	Investment in Nevada Bob’s International Inc.

As at December 31, 2006, the investment in Nevada Bob’s International Inc. (“NBI”), a licensor of certain golf equipment and apparel trademarks, represented 4.67% of the outstanding common shares of NBI and was accounted for under the cost method and was written down only when there was an other than temporary loss in value.

On January 1, 2007, the Company designated this investment as available-for-sale and was therefore re-valued at fair value of $160,013, resulting in the recognition of an unrealized loss on adoption of $18,825.

During 2007, this investment was sold for $160,013 which resulted in a realized gain of $9,412 and moved out of accumulated other comprehensive loss.

4.	Property, Plant and Equipment

December 31, 2008	Cost	Accumulated Amortization	Net Book Value

Furniture and fixtures	$ 202,882	$ 80,114	$122,768
Office equipment	541,397	402,590	138,807
Vehicles	951,011	718,744	232,267
Communication equipment	93,343	56,337	37,006
Field camps	600,544	411,117	189,427
Surveying equipment	106,780	79,303	27,477
Geochemistry	186,856	136,778	50,078
Field equipment	32,011	19,813	12,198
Leasehold improvement	154,259	135,943	18,316

	$ 2,869,083	$ 2,040,739	$828,344

December 31, 2007	Cost	Accumulated Amortization	Net Book Value

Furniture and fixtures	$ 167,656	$ 52,781	$ 114,875
Office equipment	474,300	317,463	156,837
Vehicles	772,716	519,335	253,381
Communication equipment	59,417	36,756	22,661
Field camps	488,104	278,880	209,224
Surveying equipment	90,057	55,663	34,394
Geochemistry	171,170	92,627	78,543
Field equipment	32,011	11,810	20,201
Leasehold improvement	152,470	125,706	26,764

	$ 2,407,901	$ 1,491,021	$ 916,880

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

December 31, 2008, 2007 and 2006

5.	Deferred Exploration Expenditures

a) Deferred Exploration Expenditures

	Year ended December 31, 2008	Year ended December 31, 2007	Cumulative from inception in April 1994 to December 31, 2008

Exploration costs	$40,791,660	$ 26,027,624	$ 113,693,270
Stock option compensation expense	495,203	3,446,115	6,927,529
Amortization of plant and equipment	517,612	481,495	1,772,078
Deconsolidation of Loncor	-	-	(332,127)

Net expenditures	41,804,475	29,955,234	122,060,750
Effect of exchange rate change	-	-	2,511

	41,804,475	29,955,234	122,063,261
Write-off	-	-	(16,191,442)

	$41,804,475	$ 29,955,234	$ 105,871,819

b) Mineral Rights

	Year ended December 31, 2008	Year ended December 31, 2007	Cumulative from inception in April 1994 to December 31, 2008
Mineral rights	$ -	$ -	$ 9,701,194
Write-off	-	-	(9,681,194)

	$ -	$ -	$ 20,000

Mineral rights and deferred exploration expenditures, capitalized prior to fiscal year 2000, were written off in 2000.

Total deferred exploration expenditures, December 31, 2008	$ 105,891,819

Total deferred exploration expenditures, December 31, 2007	$ 64,087,344

Included in total deferred exploration expenditures is a total cost of $935,452 (2007 - $213,898) paid by the Company to maintain the Banro Foundation, a charitable organization that promotes social responsibilities of the Company.

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

December 31, 2008, 2007 and 2006

6.	Share Capital

(a)	Authorized Share Capital

Unlimited number of common shares

Unlimited number of preference shares, issuable in series

(b)	Issued Share Capital - Common Shares

On September 17, 2008, the Company completed a financing involving the issuance of 11,000,000 units of the Company at a price of $1.75 per unit for gross proceeds of $19,250,000. Each unit consisted of one common share and one half of one common share purchase warrant. Each whole warrant (a “Warrant”) entitles the holder to purchase one common share of the Company for $2.20 until September 17, 2011. The underwriters who conducted the financing were RBC Capital Markets as lead manager, CIBC World Markets Inc., UBS Securities Canada Inc. and Raymond James Ltd. In addition, the Company granted to the underwriters an option, exercisable until October 17, 2008, to purchase up to an additional 1,000,000 common shares and 500,000 Warrants at a price of $1.75 per unit. This option was exercised in full, resulting in the issuance of 1,000,000 common shares and 500,000 Warrants of the Company on September 26, 2008 for gross proceeds of $1,750,000.

On May 4, 2006, the Company completed a financing involving the issuance of 3,925,000 common shares of the Company at a price of Cdn$12.80 per share for total gross proceeds of Cdn$50,240,000. The underwriters who conducted the financing were RBC Capital Markets as lead manager, Raymond James Ltd. and MGI Securities Inc. In addition, the Company granted to the underwriters an option, exercisable for a period of 30 days after the date of closing, to purchase up to 451,000 in additional common shares of the Company at a price of Cdn$12.80 per share. This option was exercised in full, resulting in the issuance of 451,000 common shares of the Company on May 15, 2006.

(c)	Share Purchase Warrants

As at December 31, 2008, the Company had outstanding Warrants to purchase 6,000,000 common shares of the Company at a price of $2.20 per share until September 17, 2011.

(d)	Stock Options

The Company has an incentive Stock Option Plan under which non-transferable options to purchase common shares of the Company may be granted to directors, officers, employees or service providers of the Company or any of its subsidiaries.

Under this Stock Option Plan, for options granted prior to January 16, 2006, the options vest 25% immediately at grant date and 25% on each of the three consecutive six-month periods subsequent to the issuance. For options granted after January 16, 2006, 75% vest on the 12 month anniversary of their grant date and the remaining 25% of the options vest on the 18 month anniversary of their grant date. As at December 31, 2008, the Company had 3,524,750 stock options outstanding to acquire common shares at a weighted-average price of Cdn$9.74 per share, expiring at various dates between February 2009 and October 2013.

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

December 31, 2008, 2007 and 2006

6.	Share Capital - (continued)

(d)	Stock Options - (continued)

The following table summarizes information about stock options during the year:

	Number of Options	Weighted average exercise price Cdn$
Outstanding at December 31, 2005	4,297,000	3.70
Exercised	(1,512,949)	(2.90)
Forfeited	(90,000)	(7.61)
Granted	2,117,000	13.90

Outstanding at December 31, 2006	4,811,051	8.36
Exercised	(1,259,500)	(4.21)
Forfeited	(224,000)	(14.63)
Granted	363,000	12.52

Outstanding at December 31, 2007	3,690,551	9.81
Exercised	(622,801)	(4.70)
Forfeited	(22,500)	(2.00)
Granted	479,500	2.35

Outstanding at December 31, 2008	3,524,750	$9.74

The following table summarizes information about stock options outstanding and exercisable at December 31, 2008:

	Options outstanding and exercisable
Date of grant	Number outstanding at 12/31/08	Options Exercisable at 12/31/08	Exercise price Cdn$	Expiry date

02/03/04	100,000	100,000	3.00	02/03/09
03/16/04	350,000	350,000	4.10	03/16/09
06/24/04	28,000	28,000	4.00	06/22/09
10/06/04	10,000	10,000	4.00	10/06/09
12/14/04	5,000	5,000	4.50	12/14/09
01/21/04	200,000	200,000	3.00	01/21/10
02/11/05	90,000	90,000	4.70	02/10/10
07/19/05	3,750	3,750	5.25	07/19/10
08/31/05	45,000	45,000	6.60	08/31/10
09/09/05	52,500	52,500	6.68	09/09/10
01/25/06	250,000	250,000	11.25	01/25/11
02/06/06	20,000	20,000	11.25	02/06/11
10/24/06	596,000	596,000	13.52	10/24/11
12/18/06	960,000	960,000	15.00	12/18/11
3/29/07	35,000	35,000	15.00	3/29/12
8/24/07	300,000	225,000	12.00	8/24/12
9/26/08	299,500	-	3.10	9/26/13
10/30/08	180,000	-	1.10	10/30/13

	3,524,750	2,970,250

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

December 31, 2008, 2007 and 2006

6.	Share Capital - (continued)

(d)	Stock Options - (continued)

During 2008, the Company recognized in the statement of operations as an expense $1,429,438 (2007 - $5,734,295; 2006 - $1,167,062) representing the fair value at the date of grant of stock options previously granted to employees, directors and officers under the Company’s Stock Option Plan. The Company extended by one year to January 21, 2010, the expiry date of 200,000 stock options previously granted to a director of the Company. These options were fully vested as of July 2005. An additional expense of $36,329 with respect to this modification of the terms of a stock option was calculated in accordance with CICA section 3870.55 and is included in the amount recognized in the statement of operations. The expense reflects the incremental fair value of the options calculated as the difference between the value of the modified options and the value of the old options immediately before their terms were modified. In addition, an amount of $495,203 (2007 – $3,446,115; 2006 - $2,076,385) related to stock options issued to employees of the Company’s subsidiaries in the Congo was capitalised as deferred exploration expenditures. These amounts were credited accordingly to contributed surplus in the balance sheet.

The Black-Scholes option-pricing model was used to estimate values of all stock options granted during the year based on the following factors:

(i)	risk-free interest rate: 2.02% to 2.83% (2007 – 3.83% to 4.23%; 2006 – 3.83% to 4.08%)
(ii)	expected volatility: 72.22% to 79.84% (2007 – 51.63% to 52.51%; 2006 – 42.91% to 50.92%)
(iii)	expected life: 3 years (2007 –5 years; 2006 – 3 to 5 years)
(iv)	expected dividends: $Nil (2007 - $Nil; 2006 - $Nil)

A summary of the status of the Company’s non-vested options as at December 31, 2008 and changes during the year is presented below:

Non-vested options	Number of Options	Weighted average grant date fair value (Cdn$)
Non-vested at December 31, 2007	724,000	$ 6.09
Granted	479,500	1.03
Vested	(649,000)	(6.21)

Non-vested at December 31, 2008	554,500	$ 1.58

As of December 31, 2008, the Company had authorized 3,728,750 common shares to be issued as stock options, of which 3,524,750 are issued and outstanding.

As of December 31, 2008, there was $368,118 of unrecognized stock-based compensation cost related to 554,500 non-vested stock options. The cost is expected to be recognized over a weighted average period of approximately 14.4 months.

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

December 31, 2008, 2007 and 2006

6.	Share Capital - (continued)

(d)	Stock Options - (continued)

The total intrinsic value of options exercised in 2008, 2007 and 2006 was $2,596,828, $10,298,549 and $12,215,951, respectively. The aggregate intrinsic value of outstanding and exercisable stock options was negative at December 31, 2008 as the majority of stock options had an exercise price that was greater than their market value, except for 180,000 outstanding options which had an intrinsic value of $22,167.

The weighted-average-grant date fair value of stock options granted was Cdn$1.03, Cdn$5.17 and Cdn$6.33 as at December 31, 2008, 2007 and 2006, respectively.

The total fair value of shares vested during the years ended December 31, 2008, 2007, 2006 was $4,032,750, $8,692,493, and $843,140, respectively.

Cash received on exercise of stock options during the years ended December 31, 2008, 2007 and 2006 was $2,903,846, $5,302,495 and $4,387,552, respectively.

The number of outstanding options excluded from the diluted loss per share calculation as these would be anti-dilutive, for the years ending December 31, 2008, 2007 and 2006 was 3,524,750, 3,690,551 and 4,811,051, respectively.

(e)	Loss per Share

Loss per share was calculated on the basis of the weighted average number of common shares outstanding for the year ended December 31, 2008, amounting to 43,770,280 (2007 – 39,678,835; 2006 – 36,760,302) common shares.

Diluted loss per share has not been presented since the exercise of the stock options and Warrants would be anti-dilutive.

7.	Related Party Transactions

Directors fees of $115,000 (2007 - $90,000; 2006 – $30,000) were accrued to non-executive directors of the Company.

Legal fees of $765,780 (2007 - $435,942; 2006 – $608,238), incurred in connection with the Company’s financings as well as general corporate matters, were paid to a law firm of which one partner is a director of the Company and another partner is an officer of the Company. At December 31, 2008, $87,195 (2007 - $9,551; 2006 – $20,054) owing to this legal firm was included in accounts payable.

These transactions are in the normal course of operations and are measured at the exchange amount.

The Company acts as a guarantor of a Cdn$6,000,000 line of credit that RBC Dominion Securities has provided to BRC (see Note 12 for additional information regarding this arrangement).

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

December 31, 2008, 2007 and 2006

8.	Lease Commitments

Rent expense for the years ended December 31, 2008, 2007 and 2006 was $509,139, $347,740 and $51,714, respectively.

The Company’s future minimum lease commitments for office premises as at December 31, 2008 for the following two years are as follows:

2009	$ 291,796
2010	82,972
$ 374,768

9.	Segmented Reporting

The Company has one operating segment: the acquisition, exploration and development of precious metal projects located in the Democratic Republic of the Congo. Geographic segmentation of capital assets and deferred exploration costs is as follows:

	December 31, 2008	December 31, 2007

Democratic Republic of the Congo – deferred exploration costs	$105,891,819	$ 64,087,344
Democratic Republic of the Congo – capital assets	753,453	871,577
Canada – capital assets	74,891	45,303
	$106,720,163	$ 65,004,224

10.	Income Taxes

The Company’s income tax provisions (recovery) for the years ended December 31, 2008, 2007 and 2006 have been calculated as follows:

	2008	2007	2006

Net loss for the year	$8,470,492	$ 4,315,805	$ 3,058,375
Combined federal and provincial income tax rates	33.5%	36.12%	36.12%
Income tax recovery at Canadian federal and provincial statutory rates
	$ (2,837,615)	$ (1,558,869)	$ (1,104,685)

Share issue costs	46,013	(285,136)	(262,972)
Foreign tax difference	-	216,172	-
Non deductible amounts expensed	491,455	1,101,166	483,375
Losses expired	1,793,078	323,265	-
Gain on dilution	(3,707,650)	(436,234)	548,078
Change in tax rate	1,457,037	665,476	-
Change in valuation allowance	2,757,682	(25,840)	336,204

	$ -	$ -	$ -

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

December 31, 2008, 2007 and 2006

10.	Income Taxes – (continued)

The nature and tax effect of the temporary differences giving rise to the future income tax assets and liabilities at December 31, 2008 and 2007 are summarized as follows:

	2008	2007

Property, plant and equipment	$ 46,020	$ 33,222
Investments	1,900,665	-
Foreign exchange	(915,751)	(2,185,374)
Share issue cost	1,166,196	744,308
Non-capital losses carried forward	4,673,348	5,520,640

Net future tax asset before valuation allowance	6,870,478	4,112,796
Valuation allowance	(6,870,478)	(4,112,796)

Net future tax asset	$ -	$ -

As at December 31, 2008, the Company had estimated net capital losses for Canadian tax purposes of $38,660,070. These losses do not expire and may be utilized to reduce future taxable capital gains, if any.

As at December 31, 2008, the Company has estimated non-capital losses for Canadian income tax purpose that may be carried forward to reduce taxable income derived in future years. A summary of these tax losses is provided below. These tax losses will expire as follows:

2014	290,000
2015	6,400,000
2027	6,100,000
2028	3,200,000
$ 15,990,000

A valuation allowance has been recorded to offset the potential benefits of these carry-forward non-capital losses, capital losses and deductible temporary differences in these consolidated financial statements as the realization thereof is not considered more likely than not.

Banro’s subsidiaries in the Congo have no taxable income and will benefit from a 10 year tax holiday from the date of commencement of production. Under U.S. GAAP, exploration expenditures are deducted from income; and they will be deductible for tax purposes in future periods. Based on the expected rate of 30%, the deferred tax assets of approximately $31,768,000, $19,226,000 and $10,240,000 for 2008, 2007 and 2006 respectively have been reduced to $nil by a corresponding valuation allowance.

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

December 31, 2008, 2007 and 2006

11.	Significant Non-cash Transactions

During the periods indicated the Company undertook the following significant non-cash transactions:

	Year ended December 31, 2008	Year ended December 31, 2007	Year ended December 31, 2006
Amortization included in deferred exploration expenditures	$517,612	$ 481,495	$ 419,708
Stock option compensation included in deferred exploration expenditures	495,203	3,446,115	2,076,385

12.	Commitments and Guarantees

RBC Dominion Securities Inc. (the “Lender”) has provided BRC a Cdn$6,000,000 line of credit (the “Facility”). The Facility was first made available to BRC in October 2007 originally in the amount of Cdn$3,000,000 and subsequently increased to Cdn$6,000,000 in February 2008. The Company agreed to act as guarantor of the Facility. The said guarantee is secured by way of a pledge of the Company’s investments with the Lender. In connection with the guarantee, the Company and BRC entered into an agreement dated as of October 29, 2007 pursuant to which BRC agreed to repay all amounts outstanding under the Facility and to terminate the Facility by July 28, 2008. BRC has not repaid all amounts outstanding under the Facility. There is currently outstanding under the Facility principal in the amount of Cdn$5,850,000 (US$4,802,850) and accrued interest in the amount of Cdn$330,772 (US$271,564). BRC is responsible for making interest payments under the Facility. The Company has not assumed these obligations. Although BRC has advised the board of directors of the Company that BRC continues to actively seek to raise the capital and fully expects to repay the Facility, there can be no assurance that BRC will be able to repay the Facility. Until such time as BRC repays the Facility in full and the Facility is terminated, the Company will not be able to use the portion of the investments pledged to the Lender required to fully secure the Facility to fund the Company’s operations. An amount of $5,074,414 (2007 - $3,049,500) with respect to this guarantee has been classified as restricted cash in the balance sheet. In addition, if BRC is unable to repay the Facility when requested by the Lender and the Company’s guarantee is called, the Company will be obligated to pay the amount outstanding under the Facility, which will adversely affect the Company’s liquidity and capital resources.

13.	Financial Instruments and Risk Management

Fair Value of Financial Instruments

The balance sheet carrying amounts for cash, accounts receivable, short-term investments, restricted cash and accounts payable approximate fair value due to their short-term nature. Due to the use of subjective judgments and uncertainties in the determination of fair values these values should not be interpreted as being realizable in an immediate settlement of the financial instruments.

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

December 31, 2008, 2007 and 2006

13.	Financial Instruments and Risk Management (continued)

Foreign Exchange Risk

Foreign exchange risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions is denominated in Canadian dollars and in Congolese francs. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign exchange gains or losses are reflected as a separate component of the consolidated statement of operations and other comprehensive loss. The Company does not use derivatives instruments to reduce its exposure to foreign currency risk.

The following table indicates the impact of foreign currency exchange risk on net working capital as at December 31, 2008. The table below also provides a sensitivity analysis of a 10 percent strengthening of the US dollar against foreign currencies as identified which would have increased (decreased) the Company’s net loss by the amounts shown in the table below. A 10 percent weakening of the US dollar against the same foreign currencies would have had the equal but opposite effect as at December 31, 2008.

	Canadian dollars	Congolese francs	South African rand	British pounds
Cash	407,453	401,889	381,832	-
Short-term investments	2,439,916	-	-	-
Accounts receivable and prepaid expenses	131,395	-	54,177	-
Accounts payable	(659,634)	-	(1,291,586)	(51,023)
Total foreign currency net working capital	2,319,130	401,889	(855,577)	(51,023)
US$ exchange rate	0.8210	0.0016	0.1059	1.4556
Total foreign currency net working capital in US$	$1,904,006	$643	$(90,606)	($74,269)
Impact of a 10% strengthening of the US$ on net loss	$190,401	$64	$(9,061)	($7,427)
Impact of a 10% strengthening of the US$ on other comprehensive income	$ -	$ -	$ -	$ -

Credit Risk

Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and short-term investments. Cash as well as short-term investments are maintained with several financial institutions of reputable credit and may be redeemed upon demand. It is therefore the Company’s opinion that such credit risk is subject to normal industry risks and is considered minimal.

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

December 31, 2008, 2007 and 2006

13.	Financial Instruments and Risk Management (continued)

Credit Risk (continued)

The Company limits its exposure to credit risk on investments by investing only in securities rated R1 by credit rating agencies such as the DBRS (Dominion Bond Rating Service). Management continuously monitors the fair value of its investments to determine potential credit exposures.

Short-term excess cash is invested in R1 rated investments including money market funds, bankers’ acceptances and other highly rated short-term investment instruments. Any credit risk exposure on cash balances is considered negligible as the Company places deposits only with major established banks in the countries in which it carries operations.

The carrying amount of financial assets represents the maximum credit exposure. The Company’s gross credit exposure at December 31, 2008 and December 31, 2007 is as follows:
	December 31, 2008	December 31, 2007

Cash	$2,353,600	$ 2,167,013
Short-term investments	-	26,713,091
Vendor advances receivable	93,083	90,180
Restricted cash	5,074,414	3,049,500
	$7,521,097	$ 32,019,784

Currency Risk

The Company is exposed to currency risk on its financial assets and liabilities denominated on currencies other than the United States dollar. The Company incurs in Canada a significant amount of its operating costs in Canada in Canadian dollars.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company ensures that there is sufficient cash to meet its liabilities when they are due. Temporary surplus funds of the Company are invested in short term investments. The Company arranges the portfolio so that securities mature approximately when funds are needed. The key to success in managing liquidity is the degree of certainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases.

As discussed in note 12, the guarantee provided for BRC will have an impact on the Company’s liquidity risk if BRC is unable to meet its obligations with the Lender.

Mineral Property Risks

The Company’s operations in the Congo are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment or loss of part or all of the Company’s assets.

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

December 31, 2008, 2007 and 2006

14.	Capital Management

The Company manages its cash, common shares, Warrants and stock options as capital. The Company’s policy is to maintain sufficient capital base in order to meet its short term obligations and at the same time preserve investors’ confidence required to sustain future development of the business. The Company has deliberately minimized the dilution of shareholder value to date by carefully controlling the issuance of shares and by attracting shareholders who understand the long term value of the business being developed. The Company intends to maintain this approach throughout the development stage of the Company.

15.	Comparative Figures

The prior period figures have been reclassified to conform to the current presentation.

16.	Subsequent Events

On February 19, 2009, the Company announced that it had closed the issuance and sale of 10,000,000 common shares of the Company at a price of $1.40 per share for gross proceeds of $14,000,000 (the “Offering”).

The Company intends to use the proceeds of the Offering to further advance the Company’s projects in the Congo and for general corporate purposes.

On March 26, 2009, the Company granted 3,175,000 stock options under the Company’s Stock Option Plan. The stock options have an exercise price of Cdn$2.15 and expire on March 26, 2014.

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

December 31, 2008, 2007 and 2006

17.	Generally Accepted Accounting Principles in Canada and the United States

The Company’s accounting policies do not differ materially from accounting principles generally accepted in the United States (“U.S. GAAP”) except for the following:

(a)	Deferred Exploration Expenditures

U.S. GAAP requires that deferred exploration expenditures pertaining to mineral properties with no proven reserves be reflected as an expense in the period incurred.

(b)	Marketable Securities

Prior to 2007, under accounting principles generally accepted in Canada, gains (losses) in shares of public companies are not recognized until investments are sold unless there is deemed to be an impairment of value which is other than temporary. Under U.S. GAAP, such investments are recorded at market value and the unrealized gains and losses are recognized in other comprehensive income unless there is deemed to be an impairment which is other than temporary. Under FAS 115, the Company accounted for the marketable security as available for sale. In 2007 after the adoption of Section 3855 of the CICA Handbook, this investment was also designated as available for sale and no difference remains in the securities.

(c)	Investment in BRC

Under U.S. GAAP, the investment in BRC is classified as an equity investment. For U.S. GAAP purposes the equity loss from the investee must be increased by the costs pertaining to mineral properties with no proven reserves. In addition, as the investee is a self sustaining operation, account needs to be made of the cumulative translation adjustment relating to the conversion of the assets and liabilities of the investee into US dollars.

Under Canadian GAAP, if an investor holds less than 20% of the voting interest in an investee, it is presumed that the investor does not have the ability to exercise significant influence, unless such influence is clearly demonstrated. Subsequent to the dilution of the Company’s investment in BRC from 27.3% to 14.35%, under Canadian GAAP continued influence could not be clearly demonstrated. Under U.S. GAAP, the SEC staff position does not begin with the presumption that the investor does not have the ability to exercise significant influence and requires all forms of investment to be evaluated in the determination of the degree of influence. In particular, the SEC would consider the guarantee provided to an investee in the early stages of operations to be an indication of the investor effectively funding the investee’s losses. Therefore, under U.S. GAAP, taking into consideration SEC staff positions, it was concluded that the Company had not lost significant influence and would continue to account for the investment using the equity method. This investment has been accounted for as an available-for-sale investment under Canadian GAAP subsequent to the loss of significant influence.

Since the loss of significant influence, the information with respect to the Company’s share of BRC’s loss from operations is reflected on a one quarter lag, and as such the three months ended December 31, 2008 is not available.

Under Canadian GAAP, the dilution gains are recorded in income. Under U.S. GAAP, per SAB Topic 5-H (SEC 4940) because the investee is in the exploration stage, the dilution gains must be included in capital.

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

December 31, 2008, 2007 and 2006

17.	Generally Accepted Accounting Principles in Canada and the United States (continued)

(d)	Financial Instruments and Other Comprehensive Income

Effective January 1, 2007, the Company adopted CICA accounting standards related to Comprehensive Income and Financial Instruments. These accounting statements have been adopted on a prospective basis and prior periods have not been restated. The adoption of these standards in Canada eliminated previous U.S. GAAP reconciliations with respect to the recognition and measurement of financial instruments.

(e)	Recently issued United States Accounting Standards

In May 2008, the FASB issued SFAS No. 162, “The hierarchy of Generally Accepted Accounting Principles”. This statement identifies the sources of accounting principles and the framework selecting the principles to be used in the preparation of financial statements of non-governmental entities that are presented in conformity with U.S. GAAP. This statement was effective 60 days following the SEC’s approval of the PCAOB amendment to AU section 411 “the meaning of Present Fairly in Conformity with GAAP”, which occurred in September 2008. The adoption of SFAS No. 162 did not have a material impact on the Company’s financial statements.

In March 2008, the Financial Accounting Standards Board (FASB) issued SFAS No. 161, “Disclosure about Derivative Instruments and Hedging Activities, an amendment to Statement No. 133”. This statement changes the disclosure requirements for derivatives and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivatives instruments and related hedge items are accounted for under Statement 133 and its related interpretations, and (c) how derivatives instruments and related hedge items affect an entity’s financial position, financial performance and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early adoption encouraged. This statement encourages but does not require comparative disclosures for earlier periods at initial adoption. The Company does not expect the adoption of SFAS 161 to have a material impact on its financial conditions or its results of operations.

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

December 31, 2008, 2007 and 2006

The impact of the foregoing on the financial statements is as follows:

Consolidated Statements of Operations and Other Comprehensive Loss

For the years ended December 31	2008	2007	2006

Net loss for the year per Canadian GAAP	$ (8,470,492)	$ (4,315,805)	$ (3,058,375)
Deferred exploration expenditures (a)	(41,804,475)	(29,955,234)	(21,949,979)
Adjustment for marketable securities sold	-	18,825	-
Additional share of equity loss under U.S. GAAP (c)	(4,413,230)	(1,719,437)	(1,250,890)
Removal of dilution gain under Canadian GAAP (c)	(11,363,090)	(1,124,780)	(1,514,963)
Impairment adjustment	6,767,500	-	-
Loss per U.S. GAAP	(59,283,787)	(37,096,431)	(27,774,207)
Other comprehensive gain(loss) – Cumulative translation adjustment	(1,685,139)	61,669	42,574
Other comprehensive gain (loss) – Adjustment for marketable securities available for sale	-	(18,825)	56,476
Total comprehensive loss per U.S. GAAP	$(60,968,926)	$(37,053,587)	$(27,675,157)
Loss per share (basic and diluted)	$ (1.35)	$ (0.94)	$ (0.76)

Consolidated Balance Sheets

	December 31, 2008	December 31, 2007

Total assets per Canadian GAAP	$ 115,274,121	$ 100,856,360
Equity investment	-	(3,504,220)
Deferred exploration expenditures (a)	(105,891,819)	(64,087,344)

Total assets per U.S. GAAP	$9,382,302	$ 33,264,796

Total liabilities per Canadian GAAP	$ 4,295,184	$ 3,597,956
Equity Investment	-	422,182
Total liabilities per U.S. GAAP	$ 4,295,184	$ 4,020,138

Shareholders’ equity per Canadian GAAP	$ 110,978,937	$ 97,258,404
Equity investment adjustments (c)	-	(3,926,402)
Deferred exploration expenditures (a)	(105,891,819)	(64,087,344)

Total shareholders’ equity per U.S. GAAP	$ 5,087,118	$ 29,244,658

Total liabilities and shareholders’ equity per U.S. GAAP	$ 9,382,302	$ 33,264,796

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

December 31, 2008, 2007 and 2006

Consolidated Statements of Cash Flows

For the year ended December 31, 2008	2008	2007	2006

Cash flow provided by (used in)
Operating activities per Canadian GAAP	$ (3,268,533)	$ (5,198,270)	$ (1,593,885)
Deferred exploration expenditures (a)	(40,782,093)	(26,027,624)	(19,806,006)

Operating activities per U.S. GAAP	(44,050,626)	(31,225,894)	(21,399,891)

Investing activities per Canadian GAAP	(17,569,889)	(9,308,489)	(43,953,267)
Deferred exploration expenditures (a)	40,782,093	26,027,624	19,806,006

Investing activities per U.S. GAAP	23,212,204	16,719,135	(24,147,261)

Financing activities per Canadian & U.S. GAAP	21,103,225	4,671,648	50,757,431

Effect of foreign exchange on cash	(78,216)	6,039,131	(899,223)

Net increase (decrease) in cash during the year	186,587	(3,795,980)	4,311,056

Cash, beginning of year	2,167,013	5,962,993	1,651,937

Cash, end of year	$ 2,353,600	$ 2,167,013	$ 5,962,993

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

December 31, 2008, 2007 and 2006

(f)	Revisions to note 17 include additional information required under Item 18 of Form 20-F.

1. Exploration Stage Company

The Company meets the definition of a development stage enterprise under Statement of Financial Accounting Standards No. 7, Accounting and Reporting by Development Stage Enterprises. As such, the following disclosure of the consolidated summarized statements of loss and deficit and cash flows since inception of the Company are required under U.S. GAAP:

Consolidated summarized statement of loss and deficit – U.S. GAAP
For the period from inception to December 31, 2008

Exploration expenses	$ (131,764,455)
General and administrative expenses	(41,231,956)
Interest income	5,792,761
Other	(17,083,056)
Net loss from inception to December 31, 2008, being the
deficit accumulated during the exploration stage	$ (184,286,706)

Consolidated summarized statement of cash flows – U.S. GAAP

For the period from inception to December 31, 2008

Cash flows used in operating activities	$ (162,525,878)
Cash flows provided by investing activities	20,998,038
Cash flows provided by financing activities	136,894,016
Effect of exchange rates on cash	6,987,424
Cumulative increase in cash from inception
being Cash, December 31, 2008	$ 2,353,600

2.   Current Assets

Balance Sheet

For Canadian GAAP purposes, the Company combines all accounts receivables and prepaid expenses on the consolidated balance sheet. The form and content of financial statements as presented in Regulation S-X, Rule 5-02 requires segregation of current assets based on their nature and materiality, and requires that prepaid expenses be presented separately on the balance sheet. The presentation of receivables and other current assets as required by U.S. GAAP at December 31, 2008 and December 31, 2007 are as follows:

	December 31, 2008	December 31, 2007

Vendor advances receivable	$93,083	$ 90,180
Prepaid expenses	268,716	324,392
Total accounts receivable and prepaid expenses	$361,799	$ 414,572

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

December 31, 2008, 2007 and 2006

Statement of Cash Flows

Cash flows from receivables and other current assets are included in aggregate in the consolidated statement of cash flows as a component of changes in operating working capital. The detailed cash flows are as follows:

	December 31, 2008	December 31, 2007	December 31, 2006

(Increase)/decrease in vendor advances receivable	$(2,903)	$ (53,001)	$ 31,288
Decrease/(increase) in prepaid expenses	31,000	(82,122)	(180,241)
	$28,097	$ (135,123)	$ (148,953)

3.   Current Liabilities

Balance Sheet

For Canadian GAAP purposes, the Company combines accounts payable and accrued liabilities on the consolidated balance sheet. The form and content of financial statements as presented in Regulation S-X, Rule 5-02 requires segregation of payables and other current liabilities based on their nature and materiality. The presentation of current payables and other current liabilities as required by U.S. GAAP at December 31, 2008 and December 31, 2007 is as follows:

	December 31, 2008	December 31, 2007

Other payables	$3,465,331	$ 3,544,994
Accrued liabilities	829,853	52,962
Total accounts payables and accrued liabilities	$4,295,184	$ 3,597,956

Statement of Cash Flows

Cash flows from payables and accrued liabilities and other current liabilities are included in aggregate in the consolidated statement of cash flows as a component of changes in operating working capital. The detailed cash flows are as follows:

	December 31, 2008	December 31, 2007	December 31, 2006

(Decrease)/increase in other payables	$(19,086)	$ 743,530	$ 1,430,492
Increase/(decrease) in accrued liabilities	799,608	(4,531)	6,894
	$780,522	$ 738,999	$ 1,437,386

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

December 31, 2008, 2007 and 2006

4.	Fair Value Measurements

The Company’s consolidated balance sheets include the following financial instruments: cash, short term investments, accounts receivables, restricted cash, investments and accounts payable. The carrying amounts of current assets and liabilities approximate their fair value because of the relatively short period of time between the origination of these instruments and their expected realization.

The Company adopted FAS 157 for its financial assets and financial liabilities as of January 1, 2008. This standard defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value instruments. The fair value hierarchy is as follows:

Level 1 – Quoted (unadjusted) prices for identical assets or liabilities in active markets.

Level 2 – Inputs other than quoted prices included with Level 1 that are observable for the asset or liability, either directly or indirectly, including:

•	Quoted prices for similar assets/liabilities in active markets;
•	Quoted prices for identical or similar assets in non-active markets (few transactions, limited information, non-current prices, high variability over time);
•	Inputs other than quoted prices that are observable for the asset/liability (e.g. interest rates, yield curves, volatilities, default rates, etc.); and
•	Inputs that are derived principally from or corroborated by other observable market data.

Level 3 – Unobservable inputs that cannot be corroborated by observable market data.

The Company’s assets are measured as follows:

Cash – The carrying value of cash approximates fair value as maturities are less than three months.

Short term investments – The estimated fair values of the short term investments are based on quoted market prices and/or other market data for the same or comparable instruments and transactions in establishing the prices.

Restricted cash – The carrying value of restricted cash approximates fair value as maturities are less than three months.

Investments – The estimated fair values of the investments are based on quoted market prices and/or other market data for the same or comparable instruments and transactions in establishing the prices.

Fair Value Measurements at Reporting Date Using:
Assets:	December 31, 2008	Quoted Prices in Active Markets for Identical Level Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash	$ 2,353,600	$ 2,353,600	-	-
Short term investments	-	-	-	-
Restricted cash	$ 5,074,414	$ 5,074,414	-	-
Investments	$ 764,145	$ 764,145	-	-

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

December 31, 2008, 2007 and 2006

5.	Valuation Accounts

Deferred tax asset valuation allowance	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts	Deductions	Balance at end of period
December 31, 2008	$4,112,796	-	2,757,682	-	$6,870,478
December 31, 2007	$4,138,636	-	344,660	(370,500) (a)	$4,112,796
December 31, 2006	$3,802,432	-	336,204	-	$4,138,636

(a)   The amount represents changes in future years income tax rates which were enacted and decreased the deferred tax assets previously recorded.

EXHIBIT 99.3

BANRO CORPORATION

Suite 7070, 1 First Canadian Place

100 King Street West

Toronto, Ontario M5X 1E3

FORM OF PROXY SOLICITED BY THE MANAGEMENT OF

BANRO CORPORATION FOR USE AT THE ANNUAL AND SPECIAL

MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 12, 2009

The undersigned shareholder(s) of BANRO CORPORATION (the "Corporation") hereby appoint(s) in respect of all of his or her shares of the Corporation, Richard J. Lachcik, a director of the Corporation, or failing him, Geoffrey G. Farr, Corporate Secretary of the Corporation, or in lieu of the foregoing __________________________________ as nominee of the undersigned, with power of substitution, to attend, act and vote for the undersigned at the annual and special meeting (the "Meeting") of shareholders of the Corporation to be held on the 12th day of June, 2009, and any adjournment or adjournments thereof, and direct(s) the nominee to vote the shares of the undersigned in the manner indicated below:

1.	TO VOTE FOR ( ) WITHHOLD FROM VOTING ( ) in the election of directors as set forth in the management information circular of the Corporation dated May 13, 2009.

2.

TO VOTE FOR (    ) WITHHOLD FROM VOTING (    ) on appointing Deloitte & Touche LLP, Chartered Accountants, as the auditors of the Corporation, to hold office until the close of the next annual meeting of shareholders of the Corporation at such remuneration as may be approved by the directors of the Corporation.

3.

TO VOTE FOR (    ) AGAINST (    ) the resolution approving, confirming and ratifying an amendment to the Corporation's Stock Option Plan, as such amendment is described in the management information circular of the Corporation dated May 13, 2009.

If any amendments or variations to matters identified in the Notice of the Meeting are proposed at the Meeting or if any other matters properly come before the Meeting, this proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgment of the person voting the proxy at the Meeting.

DATED the	day of	, 2009.

Signature of Shareholder(s)

Print Name

(see notes on the back of this page)

NOTES:

(1)

The form of proxy must be dated and signed by the appointor or his or her attorney authorized in writing or, if the appointor is a body corporate, the form of proxy must be executed by an officer or attorney thereof duly authorized. If the proxy is not dated, it will be deemed to bear the date on which it was mailed. The proxy ceases to be valid one year from its date.

(2)

Where a choice with respect to any matter to be acted upon at the Meeting has been specified in the form of proxy, the shares represented by the form of proxy will be voted or withheld from voting in accordance with the specifications so made. The shares represented by the form of proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for.

(3)

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR HIM OR HER AND ON HIS OR HER BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY STRIKING OUT THE NAMES OF THE PERSONS DESIGNATED IN THE FORM OF PROXY AND BY INSERTING IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE THE NAME OF THE DESIRED PERSON OR BY COMPLETING ANOTHER FORM OF PROXY AND, IN EITHER CASE, DELIVERING THE COMPLETED AND EXECUTED PROXY TO THE CORPORATION C/O EQUITY TRANSFER & TRUST COMPANY, SUITE 400, 200 UNIVERSITY AVENUE, TORONTO, ONTARIO, M5H 4H1, AT ANY TIME PRIOR TO 4:00 P.M. (TORONTO TIME) ON THE 11TH DAY OF JUNE, 2009, OR TO THE CHAIRMAN OF THE MEETING ON THE DAY OF THE MEETING OR ANY ADJOURNMENT THEREOF PRIOR TO THE TIME FOR VOTING.

(4)	IN THE ABSENCE OF INSTRUCTIONS TO THE CONTRARY, THE PERSONS NAMED IN THE PROXY WILL VOTE FOR EACH OF THE MATTERS IDENTIFIED IN THE PROXY.

(5)	If your address as shown is incorrect, please give your correct address when returning the proxy.

EXHIBIT 99.4

BANRO CORPORATION

(the "Corporation")

FINANCIAL STATEMENT AND MD&A REQUEST FORM

In accordance with securities legislation, shareholders of the Corporation may elect annually to receive a copy of the Corporation's quarterly interim consolidated financial statements and related management's discussion and analysis ("MD&A"), the Corporation's annual consolidated financial statements and related MD&A, or both.

If you wish to receive copies of these documents, please complete this form and return it to the following address (shareholders must renew their requests to receive these documents each year):

Equity Transfer & Trust Company

Suite 400, 200 University Avenue

Toronto, Ontario M5H 4H1

☐	Please send me ONLY the quarterly interim consolidated financial statements and related MD&A.
☐	Please send me ONLY the annual consolidated financial statements and related MD&A.
☐	Please send me BOTH the quarterly interim consolidated financial statements and the annual consolidated financial statements, and the respective MD&A for such statements.

Copies of the Corporation's annual and quarterly consolidated financial statements and related MD&A are also available on the SEDAR website at www.sedar.com.

DATED: ______________, 2009	__________________________________________ Signature I confirm that I am a shareholder of the Corporation.
__________________________________________ Name of Shareholder - Please Print
__________________________________________ Address
__________________________________________
__________________________________________
__________________________________________ Name and title of person signing if different from the name above.

The Corporation will use the information collected solely for the purpose of mailing the financial statements and MD&A to you and will treat your signature on this form as your consent to the above.